PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

FUKOKU SEIMEI BUILDING, 2-2 UCHISAIWAICHO 2-CHOME,

CHIYODA-KU, TOKYO 100-0011, JAPAN

May 21, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Attention:	Michael Clampitt, Esq.
Senior Attorney

Mitsubishi UFJ Financial Group, Inc.

Form 20-F for Fiscal Year Ended March 31, 2009

Dear Mr. Clampitt:

We are submitting this letter on behalf of our client, Mitsubishi UFJ Financial Group, Inc. (the “Registrant”), in response to your letter, dated March 15, 2010. We appreciate the Staff’s review of and comments to the Registrant’s previous annual report on Form 20-F for the fiscal year ended March 31, 2009 (the “2009 Form 20-F”).

Set forth below are the Staff’s comments together with the Registrant’s responses to the comments. The proposed form of revised disclosure set forth in this letter is based on the information included in the 2009 Form 20-F, and does not reflect information from events subsequent to the filing of the 2009 Form 20-F. The Registrant undertakes to provide disclosure in its future filings substantially in the form proposed in this letter but to update all of the relevant information.

Risk Factors, page 7

COMMENT NO. 1: Please undertake in your future filings, to disclose that this section contains all material risks.

RESPONSE TO COMMENT NO. 1: The Registrant undertakes to disclose all material risks as part of “Item 3.D. Key Information—Risk Factors” in its future filings, and intends to revise the preface to that section substantially in the form of Appendix 1 to this letter.

U.S. Securities and Exchange Commission

COMMENT NO. 2: Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 3(D) of Form 20-F which requires that you disclose in this section “risk factors specific to the company or its industry and making an offering speculative or one of high risk....” Please review each of the thirty four risks you included in this section and either remove or revise those risk factors that are not specific to you or do not pose a high risk including, but not limited to, the following:

•	the tenth risk factor, which is on page 12, relating to the risks from a downgrade of your credit ratings;

•	the seventeenth risk factor, which is on page 15, relating to risks of “various system, political and social risks;”

•	the twentieth risk factor, which is on page 16, relating to risks of your possible violations of laws and from changes in laws;

•	the twenty-fourth risk factor, which is on page 19, relating to the risks from losses in your pension plan and a decline in returns;

•	the twenty-sixth risk factor, which is on page 19, relating to the risks from the costs of implementing effective internal controls;

•	the twenty-seventh risk factor, which is on page 20, relating to unidentified or unanticipated risks;

•	the twenty-eighth risk factor, which is on page 20, relating to protection of confidential information;

•	the twenty-ninth risk factor, which is on page 20, relating to the risks from damage to your reputation; and

•	the thirty-fourth risk factor, which is on page 22, relating to the risks from exchange rate fluctuations.

RESPONSE TO COMMENT NO. 2: The Registrant has reviewed each of the risk factors, and undertakes to do so for future filings, to ensure that the risk factor disclosure clearly explains how each risk factor applies to the Registrant or its industry. Specifically, the Registrant intends to revise in its future filings the tenth, seventeenth, twentieth, twenty-fourth, twenty-sixth, twenty-eighth and twenty-ninth risk factors of the 2009 Form 20-F substantially in the form of Appendix 1. It should be noted that the Registrant is a publicly listed company in Japan and the United States, and files periodic disclosure filings in both jurisdictions. In preparing its periodic filings, the Registrant aims to provide consistent disclosure to all of its investors globally and to avoid selective disclosure. Although some of the risk factor disclosure may appear obvious to a reader in the United States, the Registrant wishes to retain such disclosure because the Registrant believes such disclosure would assist its investors in Japan and other non-U.S. countries to better understand the unique risks that the Registrant faces as a global financial institution and as a foreign private issuer listed in the United States.

U.S. Securities and Exchange Commission

The Registrant has reviewed the remaining risk factors and, based on the information currently available to it, intends to remove the first, twenty-third, twenty-seventh, thirty-first and thirty-fourth risk factors of the 2009 Form 20-F from its future filings. The Registrant also intends to continue to review its risk factor disclosure in its future filings, and remove the risk factors that may no longer be material to the Registrant or provide updated details about each risk factor in compliance with Item 3(D) of Form 20-F.

COMMENT NO. 3: Please provide to us and undertake to include in your future filings, revision of each of your sub captions, to comply with the following:

•	Item 503(c) which requires that you set forth each risk factor under a sub caption that adequately describes the risk;

•

sample comment 36 to Staff Legal Bulletin No. 7, which directs that you revise each subheading to “ensure it reflects the risk that you discuss in the text” rather than “merely state a fact about your business… succinctly state in your subheadings the risks that result from the facts or uncertainties;” and

•	sample comment 37 to Staff Legal Bulletin No. 7, which directs that you revise each subheading to eliminate language that is “too vague and generic to adequately describe the risk that follows.”

For instance, the caption to your first and second risk factors merely state you “may have difficulty” does not comply with the applicable requirements. Please eliminate references such as “other factors” (in the caption to the third risk factor) or “other risks” (in the caption to the fifth risk factor).

RESPONSE TO COMMENT NO. 3: The Registrant undertakes to draft the subheading to each risk factor in its future filings to ensure that the subheading more clearly describes the risk factor. Specifically, the Registrant intends to revise the subheadings for its risk factors in its future filings substantially in the form of Appendix 1.

COMMENT NO. 4: Please provide to us and undertake to include in your future filings, revision of each risk factor to comply with the following:

•	Securities Act Release No. 33-7497 which requires that you “place any risk factor in context so investors can understand the specific risk as it applies to your company and its operations;”

U.S. Securities and Exchange Commission

•

sample comment 34 to Staff Legal Bulletin No. 7, which directs that you provide the information investors need to “assess the magnitude” of each risk and “explain why” each risk may result in a material adverse effect on you; and

•	sample comment 38 to Staff Legal Bulletin No. 7, which directs that you include “specific disclosure of how your [operations] [financial condition] [business] would be affected” by each risk.

For instance, many of your risk factors merely refer to your “exposure” to various risks. Others merely state that you “may be adversely affected” without any indication of how you could be affected and the magnitude of the risk.

RESPONSE TO COMMENT NO. 4: The Registrant undertakes to place each risk factor in context so investors can understand the specific risk, to provide specific information necessary to assess the magnitude of each risk, and to include specific disclosure of how its operations, financial condition or business would be affected. Specifically, the Registrant intends to clarify its risk factor disclosure in its future filings substantially in the form of Appendix 1.

As noted above, the Registrant files periodic disclosure filings in Japan as well as in the United States. The Japanese domestic filings rely mainly upon financial information prepared in accordance with Japanese GAAP. The revised risk factor disclosure reflects the Registrant’s efforts to provide disclosure to investors on a consistent basis globally in its future SEC filings as well as its Japanese domestic filings.

The Registrant respectfully submits that some of the identified risks are also sources of potential profit for the Registrant (such as the impact of fluctuations in stock prices, interest rates and exchange rates). As a result, the Registrant has focused on explaining the risks to its business and operations to enable investors to understand and assess the risks to the Registrant’s business and operations and, where appropriate, provided historical examples to illustrate the risk. The Registrant also intends to provide a more detailed summary of its recent year financial highlights in the introduction section of “Item 5. Operation and Financial Review and Prospects” in its future filings substantially in the form of Appendix 22 to enable investors to easily understand how recent trends described in the various risk factors affected the Registrant’s financial results and condition.

Risk Relating to Our Business, page 7

COMMENT NO. 5: Please provide to us and undertake to include in your future filings, revision of the first risk factor, which is on page 7, as follows:

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explain why almost five years after the merger with UFJ you believe the risks from integration are still of such magnitude that they make an offering of your securities speculative or one of high risk;

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•	disclose when you plan to complete the integration process;

•	quantify any “significant unanticipated additional costs” from the five year integration process and indicate the extent to which any of these costs occurred in the past fiscal year;

•	disclose the extent to which “expected revenue synergies” that you previously disclosed have not materialized due to problems in integrating the two companies; and

•	provide a cross reference to more detailed discussion of your continued integration problems, as required by Item 3D of Form 20-F.

RESPONSE TO COMMENT NO. 5: The Registrant has advised us that when the 2009 Form 20-F was prepared and filed, the Registrant believed the risks relating to the integration remained significant mainly because the integration of IT systems, on which the Registrant’s business operations are heavily dependent, had only recently been completed. Management continued to believe the risks remained significant after the integration was completed until management was able to confirm that there were no longer any material problems with the new integrated IT system. Several other Japanese financial institutions experienced high profile failures or problems while integrating their IT systems following a business combination transaction which resulted in significant reputational damages and other consequences for those financial institutions. Accordingly, the successful implementation of the Registrant’s integration plan was a very high priority for management.

The most significant part of the integration of the Registrant’s IT systems relating to the Registrant’s commercial and trust banking subsidiaries was completed in December 2008, and the Registrant has not identified any material problems in its integrated IT system since it was launched. Accordingly, the Registrant has removed this specific risk factor from Appendix 1, and intends to remove the risk factor in future filings.

COMMENT NO. 6: Please provide to us and undertake to include in your future filings, revision of the second risk factor, which is on page 8, to replace it with separate risk factors addressing risks specific to you from particular transactions instead of a generic risk factor that addresses generalized risks from “recently completed and planned mergers and other business combinations.” Please delete references to “various material risks”, “various risks,” and “other risks” and replace them with descriptions of actual risks that you believe make an offering of your securities speculative or one of high risk. Please provide the information investors need to “assess the magnitude” of each risk and “explain why” each risk may result in a material adverse effect on you.

RESPONSE TO COMMENT NO. 6: The Registrant intends to revise the risk factor in its future filings substantially in the form of Appendix 1 to this letter.

U.S. Securities and Exchange Commission

COMMENT NO. 7: Please provide to us and undertake to include in your future filings, revision of the fourth risk factor, which is on page 10, to quantify the “large amounts” of marketable equity securities and to quantify the “significant portion” which are securities of Japanese issuers consistent with sample comment 34 to Staff Legal Bulletin No. 7, which directs that you provide the information investors need to “assess the magnitude” of each risk.

RESPONSE TO COMMENT NO. 7: The Registrant intends to revise the risk factor in its future filings substantially in the form of Appendix 1 to this letter. Based on the information currently available to it, the Registrant intends to remove from its future filings the second sentence of the sub caption and the last paragraph of the risk factor.

COMMENT NO. 8: Please provide to us and undertake to include in your future filings, revision of the fifth risk factor, which is on page 10, to separate the risks associated with your trading activities from your investment activities that make an offering of your securities speculative or one of high risk. Please quantify the amount of trading activities and the amount invested in derivatives consistent with sample comment 34 to Staff Legal Bulletin No. 7, which directs that you provide the information investors need to “assess the magnitude” of each risk. Describe the “variety of financial instruments” to which you refer.

RESPONSE TO COMMENT NO. 8: The Registrant intends to revise the risk factor in its future filings substantially in the form of Appendix 1 to this letter. Specifically, the Registrant proposes to present the risk factors under the subheadings “If the Japanese stock market or other global markets decline in the future, we may incur losses on our securities portfolio and our capital ratios will be adversely affected,” “Fluctuations in foreign currency exchange rates may result in transaction losses on translation of monetary assets and liabilities denominated in foreign currencies as well as foreign currency translation losses with respect to our foreign subsidiaries and equity method investees” and “Changes in interest rates could adversely affect the value of our bond and financial derivative portfolios, problem loans and net interest income.”

COMMENT NO. 9: Please provide to us and undertake to include in your future filings, revision of the sixth risk factor, which is on page 11, to address the risks specific to you (as opposed to the generic discussion) from “problem loans” that make an offering of your securities speculative or one of high risk as follows:

•	define the term “problem loans;”

•

quantify the amount of “problem loans” in your loan portfolio consistent with sample comment 34 to Staff Legal Bulletin No. 7, which directs that you provide the information investors need to “assess the magnitude” of each risk;

•	provide a breakdown of the types of loans that have been the major causes of losses and the geographic locations of these loans;

U.S. Securities and Exchange Commission

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replace your generic discussion with a discussion of the particular reasons that you currently face heightened risks of loan losses that you believe make an offering of your securities speculative or one of high risk; and

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explain the risks caused by your relative small increases in your allowance for credit losses in the past three years despite the trend of substantial increases in net loan charge offs and the heightened risks.

RESPONSE TO COMMENT NO. 9: The Registrant intends to revise the risk factor in its future filings substantially in the form of Appendix 1 to this letter. In the proposed revisions to the risk factor included in Appendix 1, in order to provide information that investors need to assess the magnitude of the risk, the Registrant intends to include specific data points showing the range of the amount of nonaccrual loans, restructured loans and accruing contractually past due 90 days or more as a percentage of total loans as of the end of each of the recent five fiscal years. The Registrant intends to add disclosure about its allowance for credit losses as a percentage of loans to enable investors to more readily assess the risk of the Registrant needing to provide further allowances for credit losses in the future.

The Registrant, however, intends to continue to use the term “problem loans” in the context of explaining the risk that any further deterioration of the recession in Japan could result in an increase in problems loans and credit expenses, in an effort to better explain the risk. In managing its risks relating to credit losses, the Registrant uses a borrower rating system where borrowers are classified into fifteen grades based on evaluations of their expected debt-service capability over the next three to five years, as described in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management.” Under the Financial Reconstruction Law of Japan, the Registrant is required to identify and publicly disclose problem loans in accordance with the categories prescribed by the law—“non performing loans.” In addition, the Registrant determines an appropriate amount of allowance for credit losses under Japanese GAAP in accordance with applicable Japanese GAAP standards, which in turn affect the Registrant’s capital ratios. In determining an appropriate amount of allowance for credit losses for US GAAP financial reporting purposes, however, the Registrant uses different categorizations, including one consisting of nonaccrual loans, restructured loans and accruing contractually past due 90 days or more, as described in “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition.”

The Registrant intends to provide more detailed information relating to its loan losses in “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources” substantially in the form of Appendix 29 to this letter.

U.S. Securities and Exchange Commission

COMMENT NO. 10: Please provide to us and undertake to include in your future filings, revision of the seventh risk factor, which is on page 11, to address the risks specific to you from actual economic conditions in Japan that make an offering of your securities speculative or one of high risk including but not limited to the following:

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the amount and percentage of your loans and assets that are in Japan and the amount and percentage of your investment portfolio that consist of Japanese national government and agency bonds consistent with sample comment 34 to Staff Legal Bulletin No. 7, which directs that you provide the information investors need to “assess the magnitude” of each risk;

•	the magnitude of and the risks to you of the ongoing recession in Japan;

•	the magnitude of and the risks to you from deflation, including drops in prices and wages, that has continued to adversely affect Japan;

•	the magnitude of and the risks to you of the continued decline and/or minimal of growth in gross domestic product in Japan; and

•	the risks to you from the magnitude of public debt of the Japanese government and the recent threatened downgrade of the rating of its sovereign debt.

RESPONSE TO COMMENT NO. 10: The Registrant intends to revise the risk factor in its future filings substantially in the form of Appendix 1 to this letter. The proposed revisions reflect Registrant’s review of the various factors identified in the Staff’s Comment No. 10, considering the general level of knowledge between its Japanese and U.S. investors, the significance and applicability to the Registrant or its industry, and whether the impact of such factors on the Registrant’s business, results of operations or financial condition can be measured and quantified in a meaningful manner. The Registrant notes that it has included a discussion of the unemployment rate in Japan as part of the intended revisions in Appendix 1 because the Registrant utilizes such measure (rather than a wage-related index) in assessing macro-economic conditions in Japan.

COMMENT NO. 11: Please provide to us and undertake to include in your future filings, revision of the eighth risk factor, which is on page 11, to disclose, in the first bullet point, the amount of loans extended to other financial institutions and, in the fourth bullet point, the value of equity investment in other financial institutions. Describe any other business relationships you have with other financial institutions including derivative transactions. Please distinguish between direct risks to you as a lender, investor any other business relationship and indirect risks.

RESPONSE TO COMMENT NO. 11: The Registrant intends to revise the risk factor in its future filings substantially in the form of Appendix 1 to this letter. While the Registrant believes that a qualitative description of the risks relating to its equity investments and business transactions with other financial institutions is material to investors, the Registrant respectfully submits that it is difficult to compile the aggregate value of transactions with other financial institutions as the Registrant engages in a significant volume of transactions with other financial institutions in the ordinary course of business. The Registrant, however, intends to highlight certain examples to illustrate this risk qualitively and quantitively to allow investors to further assess the significance of the risk.

U.S. Securities and Exchange Commission

COMMENT NO. 12: Please provide to us and undertake to include in your future filings, revision of the fifteenth risk factor, which is on page 14, to address the risks specific to you from losses in guaranteed trusts that make an offering of your securities speculative or one of high risk as follows:

•	quantify the amount of your guaranteed trusts and the amount of the reserves;

•	explain why you state in the sub caption and the first sentence that you “may” have to compensate for losses; and

•	disclose the extent to which you have compensated for such losses in each of the past three fiscal years.

RESPONSE TO COMMENT NO. 12: The Registrant intends to revise the risk factor in its future filings substantially in the form of Appendix 1 to this letter.

COMMENT NO. 13: We note the disclosure on page 17 relating to your operations with entities in or affiliated with Iran and Syria, countries identified by the U.S. Department of State as state sponsors of terrorism. We note also your letters to the staff dated September 7, 2006, October 19, 2006, and November 28, 2006, in which, in connection with our review of your Form 20-F for the fiscal year ended March 31, 2005, you discussed your operations in Cuba and Sudan, countries also identified by the United States as state sponsors of terrorism, as well as your operations in Iran and Syria. In connection with that review, you advised us by letter dated October 19, 2006 that, to the best of your knowledge, the proceeds of your loans to entities in or affiliated with those countries, as well as your other activities and financial transactions related to those countries, did not involve goods or services that might be considered dual-use items or used for military purposes.

Please clarify for us whether you continue to engage in operations relating to Cuba and Sudan. Please also discuss the nature and extent of any operations relating to those countries, and the nature and extent of your operations relating to Iran and Syria, since your letter dated November 28, 2006, including whether any of those operations involved good or services that might be considered dual-use items or items used for military purposes.

RESPONSE TO COMMENT NO. 13: The Registrant has advised us that, as of March 31, 2009, it no longer engaged in any operations with entities in or affiliated with Cuba or Sudan.

U.S. Securities and Exchange Commission

The Registrant has also advised us that, since November 28, 2006, it has provided (1) loans, letter of credit confirmations, forfaiting and similar facilities, (2) trade financing (collectively, “credit facilities”), and (3) foreign exchange, bank remittance and letter of credit issuance services, to entities in or affiliated with countries identified as state sponsors of terrorism by the U.S. Department of State. Specifically, as of March 31, 2007, the credit facilities and trade financing outstanding to entities in or affiliated with such countries (Iran and Cuba) were $662.0 million and $8.1 million, together representing less than 0.1% of total assets. As of March 31, 2008, the credit facilities and trade financing outstanding to entities in or affiliated with such countries (Iran and Syria) were $410.4 million and $0.2 million, together representing less than 0.1% of total assets. As of March 31, 2009, the credit facilities outstanding to entities in or affiliated with such countries (Iran and Syria) were $151.7 million and $0.1 million, together representing less than 0.1% of total assets. Our foreign exchange, bank remittance and letter of credit issuance services were provided primarily to meet the financial needs of Japanese companies engaged in import and export transactions with counterparties in such countries. In these types of trade finance transactions, the Registrant’s risk exposure is to the Japanese company and not to the entities in the above countries.

The Registrant has advised us that, to the best of its knowledge, the proceeds of outstanding loans that the Registrant has provided to entities in or affiliated with the countries identified above have been used primarily for petrochemical projects and not for dual-use items or military purposes by the governments of such countries. Similarly, to the best of its knowledge, none of the Registrant’s financial transactions or other activities with such countries, have involved or involve goods or services that might be considered dual-use items, or could be used or have been used for military purposes by the governments of such countries.

COMMENT NO. 14: Please provide to us and undertake to include in your future filings, revision of the twenty second risk factor, which is on page 17, to disclose when you have to refinance your subordinated debt which you discuss in the second paragraph which is on page 18. Please disclose the reasons why there is a high risk that you will not be able to refinance and provide a cross reference to more detailed discussion of your subordinated debt problems, as required by Item 3D of Form 20-F.

RESPONSE TO COMMENT NO. 14: The Registrant intends to revise the risk factor in its future filings substantially in the form of Appendix 1 to this letter. The Registrant, at this time, has no reason to believe that it will be unable to refinance its subordinated debt. The Registrant, however, respectfully submits that it wishes to disclose this risk to investors because any failure to refinance its subordinated debt could have a significant adverse impact on its capital ratios, which in turn could have a material impact on its business as a financial institution.

COMMENT NO. 15: Please provide to us and undertake to include in your future filings, revision of the twenty third risk factor, which is on page 18, as follows:

•	revise the sub caption and the text to state the risk(s) to you if the valuations change and to delete your reference to “otherwise;”

U.S. Securities and Exchange Commission

•	quantify, in absolute and percentage terms, the “substantial portion” of your assets that are financial instruments that you carry at fair value; and

•	eliminate the duplication from the risks set forth in this risk factor from those set forth in the third, ninth and sixteenth risk factors.

RESPONSE TO COMMENT NO. 15: The Registrant intends to revise the risk factor in its future filings substantially in the form of Appendix 1 to this letter.

Risk Relating to Owning Our Shares, page 21

COMMENT NO. 16: Please provide to us and undertake to include in your future filings, revision of the thirty-first risk factor, which is on page 21, as follows:

•	correct the sub caption to revise the phrase “may be different” to state that the rights under Japanese law “are” different from those in the U.S. as you do in the text;

•

replace your reference (on the fourth line) that shareholders rights in Japan “are different in some respects” from those in the U.S. to identify the differences between the rights of shareholders of U.S. companies and the rights of shareholders of Japanese companies; and

•	explain the meaning of your statement that “you may have more difficulty in asserting your rights as a shareholder” in Japan than you would in the U.S.

RESPONSE TO COMMENT NO. 16: The Registrant has reviewed the risk factor and has concluded that the risk is generally applicable to all foreign private issuers. Accordingly, the Registrant intends to remove the risk factor from its future filings.

COMMENT NO. 17: Please provide to us and undertake to include in your future filings, revision of the thirty-second risk factor, which is on page 21, to clarify in the caption and the text the current state of the law in Japan as to the enforceability of judgments of U.S. courts and claims based on the U.S. securities laws. Explain the source and the extent of the “doubt as to enforceability” to which you refer in the last sentence. Please provide a cross reference to more detailed discussion of the risks to security holders relating to service of process and enforceability issues, as required by Item 3D of Form 20-F.

RESPONSE TO COMMENT NO. 17: The Registrant intends to revise the risk factor in its future filings substantially in the form of Appendix 1 to this letter.

U.S. Securities and Exchange Commission

Risk Relating to Owning Our ADSs, page 21

COMMENT NO. 18: Please provide to us and undertake to include in your future filings, revision of the thirty-third risk factor, which is on page 21, to

•

revise your statement in the fourth line that a holder of your ADSs “may” not be entitled to the same rights as a shareholder to reflect your statement that certain rights are only available to holders of shares not ADSs;

•	identify those rights that a shareholder of a U.S. company has that a holder of your American Depository Shares does not have;

•	describe the risks to holders of having to enforce their rights through the depositary;

•

provide a cross reference to more detailed discussion of the risks to security holders in terms of fewer legal rights because you are a Japanese as opposed to an American company and because the securities are ADSs as opposed to common stock, as required by Item 3D of Form 20-F;

•	disclose the risk that under the terms of the Deposit Agreement, the rights of holders of ADSs can be changed without their consent or advance notice; and

•	disclose that all communications from the company to holders of ADSs including annual reports, notices and voting materials are in Japanese.

RESPONSE TO COMMENT NO. 18: The Registrant intends to revise the risk factor in its future filings substantially in the form of Appendix 1 to this letter.

Business Overview, page 25

COMMENT NO. 19: Please provide to us and undertake to include in your future filings, revision of the introductory three paragraphs on page 25 to disclose the reasons why you became a U.S. bank holding company and the benefits and detriments to you.

RESPONSE TO COMMENT NO. 19: While the Registrant became a financial holding company under the U.S. Bank Holding Company Act in October 2008, the Registrant believes its status as a bank holding company in Japan (and, as such, regulated under the Banking Law of Japan) is more significant as a financial institution headquartered in Japan. Accordingly, the Registrant intends to clarify its status as a bank holding company in Japan in the introductory paragraphs under Business Overview in its future filings substantially in the form of Appendix 19 to this letter. The Registrant respectfully submits that the disclosure of its status as a financial holding company under the U.S. Bank Holding Company Act on page 39 of its 2009 Form 20-F enables investors to understand the benefits and detriments as such appropriately within the relevant context.

U.S. Securities and Exchange Commission

Item 5. Operating and Financial Review and Prospects, page 46

COMMENT NO. 20: Please provide to us and undertake to include in your future filings, revision of this section to comply with the Commission’s interpretive Release Number 33-6835 dated May 18, 1989, as directed in Instruction 1 to Item 5 of Form 20-F including, but not limited to, the following:

•	provide “both a short and long-term analysis of the business of the company;”

•	“identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company;” and

•	provide disclosure and analysis of “currently known trends, events and uncertainties that are reasonably expected to have material effects.”

RESPONSE TO COMMENT NO. 20: The Registrant respectfully submits that it reflected the Commission’s guidance relating to Item 5 of Form 20-F in preparing its 2009 Form 20-F. The Registrant undertakes to further consider the guidance in preparing its future filings. Specifically, the Registrant intends to provide a more detailed summary of its recent financial highlights in the introduction section of “Item 5. Operating and Financial Review and Prospects” in its future filings substantially in the form of Appendix 22.

COMMENT NO. 21: Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 5 of Form 20-F which requires that you provide the following:

•	“management’s explanation of factors that have affected the company’s financial condition and results of operations for the historical periods covered by the financial statements;” and

•	“management’s assessment of factors and trends which are anticipated to have a material effect on the company’s financial condition and results of operations in future periods.”

RESPONSE TO COMMENT NO. 21: The Registrant respectfully submits that it reflected the requirements relating to Item 5 of Form 20-F in preparing its 2009 Form 20-F. The Registrant undertakes to further consider the requirements in preparing its future filings. Specifically, the Registrant intends to provide a more detailed summary of its recent financial highlights in the introduction section of “Item 5. Operating and Financial Review and Prospects” in its future filings substantially in the form of Appendix 22.

U.S. Securities and Exchange Commission

Introduction, page 47

COMMENT NO. 22: We note that this section is over fifty pages long. Please provide to us and undertake to include in your future filings, revision of the introduction to provide an overview of the most material analysis that you set forth in the subsequent fifty pages.

RESPONSE TO COMMENT NO. 22: The Registrant intends to revise the introduction to “Item 5. Operating and Financial Review and Prospects” in its future filings substantially in the form of Appendix 22 to this letter.

COMMENT NO. 23: Please provide to us and undertake to include in your future filings, revision of the subsection entitled “Key Financial Figures,” on page 47, to provide analysis of the figures rather than simply disclose the figures and listing the components of each. For instance, provide analysis of the following trends:

•	the reasons why your net income dropped from over 581 billion Yen in 2007 to a loss of over 542 billion Yen in fiscal year 2008 to a loss of over 1.46 trillion Yen in fiscal year 2009;

•	the reasons why your provision for loan losses increased from over 358 billion Yen in 2007 to over 385 billion Yen in fiscal year 2008 to over 626 billion Yen in fiscal year 2009;

•	the reasons why your non interest income dropped dramatically from over 1.77 trillion Yen in fiscal year 2008 to only 175 billion Yen in fiscal year 2009;

•	the reasons why your assets dropped from over 195 trillion Yen in fiscal year 2008 to over 193 trillion Yen in fiscal year 2009; and

•	the reasons why you increased your stock based compensation to directors, executive officers and your auditors

¡

in 2007, stock acquisition rights to acquire an aggregate of 371,700 shares which rights were worth an aggregate of over 383 million Yen based on the difference between the exercise price and the stock price on the date the rights were issued in 2007;

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in 2008, stock acquisition rights to acquire an aggregate of 518,500 shares which rights were worth an aggregate of over 478 million Yen based on the difference between the exercise price and the stock price on the date the rights were issued in 2008; and

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in 2009, stock acquisition rights to acquire an aggregate of 733,800 shares which rights were worth an aggregate of over 357 million Yen based on the difference between the exercise price and the stock price on the date the rights were issued in 2009.

Please also summarize management’s assessment of whether it anticipates these trends will remain and the extent to which they are anticipated to have a material effect on the company’s financial condition and results of operations in future periods.

U.S. Securities and Exchange Commission

RESPONSE TO COMMENT NO. 23: In order to provide highlights of the more detailed disclosure that follows, the Registrant intends to revise the subsection entitled “Key Financial Figures” in its future filings substantially in the form of Appendix 22 to this letter.

The Registrant respectfully submits that it believes the disclosure in the 2009 Form 20-F relating to the Registrant’s stock based compensation to directors, corporate officers and corporate auditors is appropriate in the context of the amount of stock acquisition rights issued.

As disclosed in the 2009 Form 20-F, the Registrant issued the stock acquisition rights to further motivate the directors and corporate officers to contribute to the improvement of stock prices and profits of the Registrant and, with respect to the corporate auditors, to improve their audits and investigations aiming to increase the corporate value of the Registrant. The number of options granted in each of the three fiscal years ended March 31, 2009 was determined by taking into account each grantee’s seniority, experience and contribution to the Registrant’s performance throughout the period of the grantee’s service (and not limited to the prior fiscal year). Prior to adopting the current stock based compensation plans, the Registrant provided to qualified directors, corporate officers and corporate auditors a retirement allowance in accordance with customary Japanese practice, but such practice was abolished when the stock-based compensation plan was adopted in 2007. The current practice is subject to review and change annually at the time of any new grant. The Registrant respectfully submits that the amount of stock acquisition rights that have been granted is not significant in comparison to the Registrant’s overall market capitalization (which is approximately ¥6,508 billion (or $70 billion) as of May 11, 2010)—during the three fiscal years ended March 31, 2009, the aggregate fair value of stock acquisition rights granted each year ranged between ¥2.7 billion and ¥3.0 billion (approximately $29 million and $32 million) and the number of grantees ranged from 189 to 236 grantees each year.

COMMENT NO. 24: Please provide to us and undertake to include in your future filings, revision of the subsection entitled “Core Business Areas,” on page 48, to revise your chart that “illustrates the relative contributions to operating profit” to show the sources of your losses in 2009.

RESPONSE TO COMMENT NO. 24: The Registrant intends to revise the subsection entitled “Core Business Areas” in its future filings to provide a tabular presentation of its business segment data substantially in the form of Appendix 22 to this letter. The Registrant notes that its business segment information is based on financial information prepared in accordance with Japanese GAAP, as adjusted in accordance with internal management accounting rules and practice and is not consistent with its US GAAP consolidated financial statements. The Registrant, however, believes such business segment data provides a useful overview of the Registrant’s various business lines and their relative contribution to the Registrant.

U.S. Securities and Exchange Commission

COMMENT NO. 25: Please provide to us and undertake to include in your future filings, disclosure and analysis of the geographical sources of your losses in 2009.

RESPONSE TO COMMENT NO. 25: The Registrant respectfully submits that it provided disclosure of its geographical segment analysis on pages 82 and 83 of its 2009 Form 20-F. The Registrant believes that such disclosure enables investors to understand the geographical distribution of its business appropriately in the context.

Recent Developments, page 50

COMMENT NO. 26: Please provide to us and undertake to include in your future filings, revision of this section to provide analysis including but not limited to:

•	an overview which presents analysis of your recent strategy of acquisitions, alliances, sale of a billion shares of your common stock and sale of 1.07 trillion Yen in preferred stock;

•	analyze the reason(s) for adopting such a strategy between October 2008 and July 2009 a time when you are suffering enormous losses and when the financial markets and financial industry is in turmoil;

•	analyze the costs and benefits to you and to your shareholders of each acquisition and each sale of securities; and

•	disclose the price at which you sold common stock, the dilution to shareholders and more detail regarding your use of proceeds.

RESPONSE TO COMMENT NO. 26: The Registrant intends to provide a brief overview of the key strategies underlying some of its recently completed transactions in its future filings substantially in the form of Appendix 26-1. The Registrant also intends to provide additional details relating to its sale of securities in its future filings substantially in the form of Appendix 26-2. The Registrant, however, respectfully submits that information relating to dilution as set forth in Item 506 of Regulation S-K is not meaningful in the context of its annual report. The Registrant has added the total number of shares issued after the sale of securities to enable investors to more easily assess the impact of the transaction.

U.S. Securities and Exchange Commission

COMMENT NO. 27: Please provide to us and undertake to include in your future filings, revision of the subsection entitled “Effects of Challenging Business Environment in Recent Periods” on page 52, to provide more analysis including the following:

•	revise the sub caption to more accurately reflect the content of the section;

•	replace the phrases “challenging business environment” or “difficult business environment” with more accurate phrases as you use elsewhere such as on page 54 when you characterize it as “severe”;

•	provide more analysis of the Japanese economy and your business in Japan including the extent to which you are dependent on your Japanese business;

•	provide more analysis as to the effect of higher costs and lower fees and income and higher losses on your net income; and

•

provide analysis of your reasons for increasing your investment in Japanese national government bonds and Japanese government agency bonds from 16 trillion Yen in 2008 to almost 24 trillion Yen in 2009.

Given the significance of this section please move it to the forefront of Item 5.

RESPONSE TO COMMENT NO. 27: To the extent applicable for its future filings, the Registrant intends to provide disclosure substantially in the form of Appendix 22.

Operating Results, page 67

COMMENT NO. 28: Please provide to us and undertake to include in your future filings, a revised section as follows:

•

provide more detail regarding the “causes of material changes from year to year” and “significant factors... materially affecting the company’s income from operations” as required by Item 5 of Form 20-F including but not limited to revising the second paragraph on page 67 to analyze the causes of the trend of declining net income from a gain of 581 billion Yen in 2007 to a loss of 542 billion Yen in 2008 to a loss of over 1.46 trillion Yen in 2009; and

•	provide “managements assessment” of whether it anticipates these trends will have a material effect in future periods as required by Item 5 of Form 20-F.

RESPONSE TO COMMENT NO. 28: In its future filings, the Registrant intends to provide a summary of its more detailed disclosure as part of the introduction substantially in the form of Appendix 22.

U.S. Securities and Exchange Commission

COMMENT NO. 29: Please provide to us and undertake to include in your future filings, a revised section as follows:

•	provide more detail, in the first paragraph on page 84, of the reasons for the 2.27 trillion drop in total assets from 2008 to 2009;

•	please analyze, on page 85, the reasons for material changes from 2008 to 2009 in the amounts of domestic manufacturing and consumer loans and the amount of foreign commercial and industrial loans;

•

analyze, on page 86, in greater detail the reasons for the dramatic increase in provision for credit losses and charge-offs and identify the industry segments and the countries that were the major causes and provide “managements assessment” of whether it anticipates these trends will have a material effect in future periods as required by Item 5 of Form 20-F;

•

analyze, on page 93, your reasons for increasing by approximately fifty percent your investment in Japanese government bonds and decreasing your investments in corporate bonds and marketable equity securities.

RESPONSE TO COMMENT NO. 29: The Registrant intends to revise the disclosure in its future filings to provide a more detailed analysis of the changes in its net loans and investment securities substantially in the form of Appendix 29. The Registrant also intends to provide a discussion of the main reasons for the change in its total assets as part of the “Adverse Effects of Severe Business Environment in Recent Periods” section in its future filings substantially in the form of Appendix 22.

Compensation, page 114

COMMENT NO. 30: We note that you disclose the aggregate “remuneration” paid to directors and corporate auditors. Please provide to us and undertake to include in your future filings, disclosure of the amount of compensation paid and benefits in kind granted to directors or members of your administrative, supervisory or management bodies, as required by Item 6(B)(1) of Form 20-F. Please confirm to us that you are not required by Japanese law and you do not otherwise publicly disclose compensation paid to any of your individual directors or members of your administrative, supervisory or management bodies.

RESPONSE TO COMMENT NO. 30: The Registrant intends to revise the first paragraph of “Item 6.B. Directors, Senior Management and Employees—Compensation” on page 114 in its future filings substantially in the form of Appendix 30 to this letter.

The Registrant confirms that it is not required by Japanese law to disclose, and does not otherwise disclose, compensation paid to any of its directors or members of its administrative, supervisory or management bodies on an individual basis. The Registrant, however, notes that, as a result of changes in the applicable Japanese disclosure requirements, starting in the fiscal year ended March 31, 2010, the Registrant expects to disclose in Japan, on an individual basis, the amount of compensation paid by the Registrant and its subsidiaries to a director if the amount is ¥100 million or more during a fiscal year. The Registrant undertakes to include in its future filings any such disclosure on an individual basis to the extent publicly disclosed in Japan.

U.S. Securities and Exchange Commission

Major Shareholders, page 121

COMMENT NO. 31: Please provide to us and undertake to include in your future filings, a revised section as follows:

•	provide more detail regarding the names of the beneficiaries or an indication of the number of beneficiaries in each account;

•	indicate whether major shareholder have different voting rights or an appropriate negative statement, as required by Item 7(A)(l)(c);

•	delete your statement, on page 121, that the preferred stock is “non- voting” and indicate in a footnote the circumstances under which it has voting rights; and

•	disclose that the class 11 preferred stock is convertible into common stock.

RESPONSE TO COMMENT NO. 31: The Registrant has advised us that it is impossible under Japanese law and market practice to provide more detail regarding the names of the beneficiaries or the number of beneficiaries in each account because it does not have access to such information. To the extent beneficial ownership is known to the Registrant through large shareholding reports, the Registrant has provided such information in the past, and undertakes to continue to provide such information in its future filings.

The Registrant respectfully submits that the second sentence of the second paragraph on page 121 of the 2009 Form 20-F states that “[o]ur major shareholders do not have different voting rights.”

The Registrant intends to revise its disclosure in future filings to delete the statement that the preferred stock is “non-voting” and plans to include at the end of “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders” a description substantially in the form of Appendix 31 with respect to first series of class 5 preferred stock and class 11 preferred stock. The Registrant has advised us that all of the outstanding shares of first series of class 3 preferred stock were redeemed as of April 1, 2010.

*         *        *

U.S. Securities and Exchange Commission

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

Please contact the undersigned at +81-3-3597-6306 (fax number +81-3-4496-6202) if we may be of any assistance in answering your questions that may arise in connection with your review of this letter.

Sincerely,

/s/ Tong Yu
Tong Yu

cc:	Jonathan E. Gottlieb, Esq.
U.S. Securities and Exchange Commission

Mitsubishi UFJ Financial Group, Inc.

Appendix 1

D. Risk Factors

Investing in our securities involves a high degree of risk. You should carefully consider the risks described ~~below~~in this section, which is intended to disclose all of the risks that we consider material based on the information currently available to us, as well as all the other information in this Annual Report, including our consolidated financial statements and related notes, “Item 5. Operating and Financial Review and Prospects,” “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk” and “Selected Statistical Data.”

Our business, operating results and financial condition could be materially and adversely affected by any of the factors discussed below. The trading price of our securities could decline due to any of these factors. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks faced by us described ~~below~~in this section and elsewhere in this Annual Report. See “Forward-Looking Statements.”

Risks Related to Our Business

[1]~~We have experienced and may continue to experience difficulty integrating our operations with those of the UFJ group and, as a result, may have difficulty achieving the benefits expected from the integration.~~1 DELETED.

~~Since our merger with UFJ Holdings in October 2005, we have been implementing a business integration plan that is complex, time consuming and costly. Achieving the targeted revenue synergies and cost savings is dependent on the successful implementation of our ongoing integration process. We may not succeed in addressing the risks or other problems encountered in the ongoing integration process. In particular, there may be delays or other difficulties in coordinating, consolidating and integrating the branch and subsidiary networks, and customer products and services of the two groups as planned. These and other problems in the ongoing integration process may cause us to incur significant unanticipated additional costs, preventing us from achieving the previously announced cost reduction targets as scheduled. In addition, the two groups’ previous relationships with their respective customers, employees and strategic partners could be impaired in future periods. Those problems could also damage our reputation. In addition, previously expected revenue synergies may not materialize in the expected time period if we fail to address any problems that arise in the ongoing integration process. If we are unable to resolve smoothly any problems that arise in the ongoing integration process, our business, results of operations, financial condition and stock price may be materially and adversely affected.~~

[1]	The numbering of the risk factors in Appendix 1 generally corresponds to the order of the risk factors in the 2009 Form 20-F. The numbering has been added for ease of comparison.

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[2] ~~We may have difficulty achieving the benefits expected from the recently completed and planned mergers and other business combinations.~~ If negative results are reported by our credit card and consumer finance subsidiaries and investees, in which we recently increased our investments, such results will have a greater negative effect on our consolidated results of operations and financial condition. If our strategic investments in the future are inappropriately selected, we may suffer significant losses.

~~In line with our ongoing strategic effort to create a leading comprehensive financial group that offers a broad range of financial products and services, we have recently completed or are planning to complete mergers and other business combinations, including transactions with some of our subsidiaries and equity method investees. For example~~To further strengthen our credit card business as a core business of our group, in August 2008, we acquired, through a share exchange transaction, ~~all~~the approximately 24% of the shares of our consolidated subsidiary, Mitsubishi UFJ NICOS Co., Ltd., ~~not~~to make it a wholly owned ~~by us~~subsidiary, and then sold ~~a minority~~an approximately 15% stake in Mitsubishi UFJ NICOS to The Norinchukin Bank. ~~In November 2008, our consolidated subsidiary, The Bank of Tokyo Mitsubishi UFJ, Ltd., or BTMU, completed the acquisition of all of the shares of common stock of UnionBanCal Corporation, or UNBC, not owned by us. In March 2009, we signed a memorandum of understanding with Morgan Stanley to form a securities joint venture combining our consolidated subsidiary, Mitsubishi UFJ Securities Co., Ltd., or MUS, and Morgan Stanley Japan Securities Co., Ltd., by March 2010, subject to regulatory approval. We intend to own a 60% interest in the joint venture. In addition, we regularly review opportunities to pursue new acquisitions or business combinations. If a planned merger or business combination fails, we may be subject to various material risks. For example, our growth strategies in Japan and globally may not be implemented as planned. In addition, the price of our stock may decline to the extent that the current market price reflects a market assumption that any pending transaction will be completed. Furthermore, our costs related to any planned transaction, including legal, accounting and certain financial adviser fees, must be paid even if the transaction is not completed. Our reputation may also be harmed due to our failure to complete an announced transaction. Even after a transaction is completed, there are various risks that could adversely affect our ability to achieve our business objectives, including:~~  Separately, in October 2008, we completed a tender offer for outstanding shares of ACOM CO., LTD. common stock raising our stake in ACOM to approximately 40% to reposition ACOM as the core consumer finance company within the MUFG group. As a result of these investments, any negative developments at these subsidiaries and investees will have a greater impact on our consolidated results of operations and financial condition.

~~•~~	~~The growth opportunities and other expected benefits of these business combinations or acquisitions may not be realized in the expected time period and unanticipated problems could arise in the integration process, including unanticipated expenses related to the integration process as well~~

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~~as delays or other difficulties in coordinating, consolidating and integrating personnel, information and management systems, and customer products and services;~~

~~•~~	~~We may be unable to cross sell our products and services as effectively as anticipated and we may lose customers and business as some of the operations are reorganized, consolidated with other businesses and, in some cases, rebranded;~~

~~•~~	~~We may have difficulty in coordinating the operations of our subsidiaries and affiliates as planned due to legal restrictions, internal conflict or market resistance;~~

~~•~~	~~The diversion of management and key employees’ attention may detract from our ability to increase revenues and minimize costs; and~~

~~•~~ We may ~~encounter difficulties in penetrating certain markets due to~~similarly elect to increase our investments in other subsidiaries or investees. We may fail to achieve the benefits of these investments due to unexpected changes in the particular industry, an economic downturn, or adverse reactions to our ~~newly acquired~~increased ownership in, or closer affiliation with, ~~other financial institutions or businesses.~~ the subsidiary or investee, resulting in such investees reporting net losses. The price of our stock may decline if we fail to achieve the intended benefits of these investments, or if the market perceives any of these investments to have so failed.

~~Any of the foregoing and other risks may adversely affect our business, results of operations, financial condition and stock price.~~ For a more detailed discussion of recently completed ~~and planned mergers and other business combinations~~transactions involving our subsidiaries and ~~affiliates~~investees, see “Item 4.B. Information on the Company—Business Overview” and “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

[3] ~~Our recently completed and planned investments may increase our exposure to market fluctuations and other factors over which we have little or no control.~~ If our strategic alliance with Morgan Stanley fails, we could suffer financial or reputation loss.

~~In line with our ongoing strategic effort to create a leading comprehensive financial group that offers a broad range of financial products and services, we have recently agreed to enter into, and have entered into, several business combinations and strategic business alliances. For example,~~

~~•~~	~~on October 2, 2008, we acquired 9.9% of the issued shares of Aberdeen Asset Management PLC, or Aberdeen, and intend to increase our holdings but not to a level that exceeds 19.9%, subject to receiving the required regulatory approvals;~~

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~~• on~~In an effort to better cope with the rapidly changing global business and regulatory environment, we have recently entered into, and plan to continue to seek opportunities for, arrangements to strengthen our global strategic alliance with Morgan Stanley. In October ~~13,~~ 2008, we purchased ~~approximately $9 billion of~~ convertible and non-convertible shares of Morgan Stanley preferred stock~~,which provided us with an approximately 21% interest in Morgan Stanley on a fully diluted basis at the time of our purchase, which interest decreased to approximately 20% on a fully diluted basis as a result of the US Department of the Treasury’s subsequent purchase of a warrant to purchase up to 65,245,759 shares of common stock. Since this initial investment, we have acquired 46,553,055 additional shares of common stock for a total of approximately $1,176 million and sold back to Morgan Stanley $705 million of the non convertible preferred stock. As a result of these~~. Following a series of subsequent transactions, our interest in Morgan Stanley remains approximately 20% on a fully diluted basis. ~~We have also signed a memorandum of understanding with Morgan Stanley to form a securities joint venture in Japan and a memorandum of understanding to expand the scope of our strategic alliance into new geographies and businesses; and~~

~~•~~	~~on October 21, 2008, we completed a tender offer for outstanding shares of ACOM CO., LTD., common stock raising our stake in ACOM to approximately 40%.~~

~~The fair value of our investments in those financial institutions may be impaired if their business results are adversely affected by current or future financial market instability or otherwise, resulting in a decline in the fair value of their securities that is other than temporary. Any significant impairment of the fair value of our investments could have a material adverse impact on our results of operations and financial condition.~~

~~Changes in economic policies of governments and central banks, laws and regulations, including capital adequacy requirements for financial institutions, and applicable accounting rules implemented in response to current and future market fluctuations, may have a greater impact on our results of operations and financial condition because of our recent investments.~~

~~In addition, the most significant investments we have made or announced in the fiscal year ended March 31, 2009 involve companies in industries undergoing significant change or restructuring. As a result, it may be difficult to evaluate the prospects of such investments based on historical results, and our results of operations may be subject to greater uncertainty.~~

~~In cases where we hold a minority~~With our current interest in ~~the investees~~Morgan Stanley, we ~~typically~~ cannot control ~~the~~its operations and assets ~~of these investees~~ or make major decisions without the consent of other shareholders ~~or participants. In some cases, increasing~~. Morgan Stanley may make a decision that is inconsistent with our interests and, as a result, we may fail to achieve the intended purposes of our strategic alliance with Morgan Stanley. Increasing our shareholding to a controlling stake, however, could ~~also~~ trigger additional regulatory approvals and subject us to

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significantly increased regulatory supervision~~. If our investees encounter~~ especially in the United States. Although we do not control Morgan Stanley, if Morgan Stanley encounters financial or other business difficulties, ~~if their strategic objectives change or if they no longer perceive us to be an attractive alliance partner, they may no longer desire or be able to participate in alliances with us. Our business and results of operations could be adversely affected if we are unable to continue with one or more strategic business alliances.~~ we may suffer a financial loss on our investment or damage to our reputation.

In March 2009, we signed a memorandum of understanding to form a securities joint venture combining our consolidated subsidiary, Mitsubishi UFJ Securities Co., Ltd., or MUS, and Morgan Stanley Japan Securities Co., Ltd., by May 2010, subject to regulatory approval. MUS is one of our core subsidiaries, and is the primary subsidiary that handles our retail and wholesale securities business. We intend to own a 60% economic interest in the joint venture. If we fail to form this joint venture, our reputation may be harmed due to our failure to complete a significant announced transaction. Even after the transaction is completed, the joint venture may not achieve the intended goals due to unanticipated difficulties in integrating personnel, or due to the joint venture’s inability to cross-sell products and services as expected. Any of these factors could also result in the joint venture being unsuccessful, which in turn could negatively affect our retail and wholesale securities business.

For a more detailed discussion of ~~recently completed and planned investments~~our joint venture with Morgan Stanley, see “Item 4.B. Information on the Company—Business Overview” and “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

[4] If the Japanese stock market or other global markets decline in the future, we may incur losses on our securities portfolio and our capital ratios will be adversely affected. ~~We may also need to reduce our strategic shareholdings which could affect our relationship with customers.~~

~~We~~A decline in Japanese stock prices could reduce the value of the Japanese domestic marketable equity securities that we hold ~~large amounts of marketable equity securities, of which a significant portion are securities of Japanese issuers. The market values of these securities are inherently volatile. We have recently experienced impairment losses on our marketable equity securities as a result of a decline in Japanese stock prices.~~ , which have accounted for around 10% to 20% of our total investment securities portfolio, or 2% to 4% of our total assets, as of the end of each of the three fiscal years ended March 31, 2009. The Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, declined from ¥12,656.42 at April 1, 2008 to ¥8,109.53 at March 31, 2009. ~~The Nikkei Stock Average was ¥10,284.96 on August 18, 2009.~~ The Tokyo Stock Price Index, or TOPIX, a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, declined from 1,230.49 at April 1, 2008 to 789.54 at March 31, 2009. ~~The TOPIX was~~

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~~949.66 on August 18, 2009. If the Japanese~~ Mainly as a result of such general decline in Japanese stock prices, we recorded impairment losses of ¥660.7 billion on marketable equity securities available for sale for the fiscal year ended March 31, 2009. If stock market ~~or other global markets~~prices further decline or do not improve, we may incur additional losses on our securities portfolio. Further declines in the Japanese stock market or other global markets may also materially and adversely affect our capital ratios~~, results of operations~~ and financial condition. For a detailed discussion of our holdings of marketable equity securities and the effect of market declines on our capital ratios, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Adequacy” and “Selected Statistical Data—Investment Portfolio.”

~~In addition, like many Japanese financial institutions, a substantial portion of our equity securities portfolio is held for strategic and business relationship purposes. The sale of equity securities, whether to reduce our risk exposure to fluctuations in equity security prices, or otherwise, will reduce our strategic shareholdings, which may have an adverse effect on relationships with our customers. Our plans to further reduce our strategic shareholdings may also encourage some of our customers to sell their shares of our common stock, which may have a negative impact on our stock price.~~

[5] ~~Our trading and investment activities as well as our international operations expose us to interest rate, exchange rate and other risks.~~ Fluctuations in foreign currency exchange rates may result in transaction losses on translation of monetary assets and liabilities denominated in foreign currencies as well as foreign currency translation losses with respect to our foreign subsidiaries and equity method investees.

~~We undertake extensive trading and investment activities involving a variety of financial instruments, including derivatives. We also have significant business operations abroad, including operations of UNBC, in the United States and elsewhere. Our income from these activities as well as our foreign assets and liabilities resulting from our international operations are subject to volatility caused by, among other things, changes in interest rates, foreign currency exchange rates and equity and debt prices. For example:~~

~~•~~	~~increases in interest rates may have an adverse effect on the value of our fixed income securities portfolio, as discussed in “—Changes in interest rate policy, particularly unexpected or sudden increases in interest rates, could adversely affect the value of our bond and financial derivatives portfolios, problem loans and results of operations” below; and~~

~~• fluctuations~~ Fluctuations in foreign currency exchange rates against the Japanese yen ~~may adversely affect our financial condition, including our capital ratios, to~~create transaction gains or losses on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. To the extent that our foreign currency-denominated assets and liabilities are not matched in the same currency or appropriately hedged, ~~and will create~~we could incur losses due to future foreign exchange rate fluctuations. For the fiscal year ended March 31, 2009. we recorded

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net foreign exchange losses of ¥206.2 billion mainly due to the appreciation of the Japanese yen against the US dollar. The average exchange rate for the fiscal year ended March 31, 2009 was ¥100.54 per US$1.00, compared to the prior fiscal year’s average exchange rate of ¥114.29 per US$1.00. In addition, we may incur foreign currency translation ~~gains or losses, as described in~~losses with respect to our foreign subsidiaries and equity method investees due to fluctuations in foreign currency exchange rates. For more information on foreign exchange gains and losses and foreign currency translation gains and losses, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—~~Effect of the Change in Exchange Rates on Foreign Currency Translation.”~~ Results of Operations.”

~~In addition, downgrades of the credit ratings of some of the securities in our portfolio could negatively affect our results of operations. Our trading and investment activities in financial instruments may also be adversely affected by regulatory measures taken by government agencies. Our results of operations and financial condition are exposed to the risks of loss associated with these activities. For a discussion of our investment portfolio and related risks see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financial Condition—Investment Portfolio” and “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”~~

[9] ~~Changes in interest rate policy, particularly unexpected or sudden incrcases~~Increases in interest rates~~,~~ could adversely affect the value of our bond and financial derivative portfolios, problem loans and ~~results of operations.~~ net interest income.

~~We hold a significant amount of Japanese government bonds and foreign bonds, including US Treasury bonds. We also hold a large financial derivative portfolio, consisting primarily of interest rate futures, swaps and options, for our asset liability management.~~ An increase in relevant interest rates, particularly if such increase is unexpected or sudden, may negatively affect the value of our bond portfolio~~-and~~. The aggregate estimated fair value of the Japanese government and corporate bonds and foreign bonds, including US Treasury bonds, that we hold has increased in recent fiscal years to more than one fifth of our total assets. An increase in relevant interest rates may also increase losses on our interest rate swaps because we generally maintain a net receive-fix and pay-variable positions to manage the interest rate risk on domestic deposits. In addition, an increase in relevant interest rates may reduce the so called “spread,” which is the difference between the rate of interest earned on interest-earning assets and the rate of interest paid~~. In addition, an increase in relevant interest rates may increase losses on our derivative portfolio and~~ on interest-bearing liabilities, and may increase our problem loans as some of our borrowers may not be able to meet the increased interest payment requirements~~, thereby adversely affecting our results of operations and financial condition~~. For a detailed discussion of our bond portfolio, see “Selected Statistical Data—Investment Portfolio.”

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[6] We may suffer additional credit-related losses in the future ~~due to problem loans.~~ if our borrowers are unable to repay their loans as expected or if the measures we take in reaction to, or in anticipation of, our borrowers’ deteriorating repayment abilities prove inappropriate or insufficient.

When we loan money or commit to loan money, we incur credit risk, or the risk of losses if our borrowers do not repay their loans. We may incur credit losses or have to provide for additional allowance for credit losses if:

•	large borrowers become insolvent or must be restructured;

•	domestic or global economic conditions, either generally or in particular industries in which large borrowers operate, deteriorate;

•	the value of the collateral we hold, such as real estate or securities, declines; or

•	we are adversely affected by ~~other factors, including~~ corporate credibility issues among our borrowers, to an extent that is worse than anticipated.

~~If actual credit losses are higher than currently expected, the current allowances for credit losses will be insufficient. Our allowance for credit losses in our loan portfolio is based on evaluations, assumptions and estimates about customers, the value of collateral we hold and the economy as a whole. Our loan losses could prove to be materially different from the estimates and could materially exceed these allowances. In addition, the standards for establishing allowances may change, causing us to change some of the evaluations, assumptions and estimates used in determining the allowances. As a result, we may need to provide for additional allowances for credit losses. For example, as a result of recent deteriorating economic conditions, declines in real estate values and securities price levels, and worsening operations of borrowers, we experienced increases in the amount of problem loans and provision for credit losses in the fiscal year ended March 31,2009.~~

As a percentage of total loans, nonaccrual and restructured loans and accruing loans contractually past due 90 days or more ranged from 1.70% to 2.52% as of the five recent fiscal year-ends. The percentage increased as of March 31, 2009 compared to the previous year-end primarily because the ongoing recession in Japan has adversely affected borrowers in the real estate segment and the consumer segment. If the recession in Japan worsens, our problem loans and credit-related expenses may increase. An increase in problem loans and credit-related expenses would adversely affect our results of operations, weaken our financial condition and erode our capital base. For a discussion of our problem loans, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financial Condition” and “Selected Statistical Data—Loan Portfolio.”

We may provide additional loans, equity capital or other forms of support to troubled borrowers in order to facilitate their restructuring and

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revitalization efforts. We may also forbear from exercising some or all of our rights as a creditor against them, and we may forgive loans to them in conjunction with their debt restructuring. These practices may substantially increase our exposure to troubled borrowers and increase our losses. Credit losses may also increase if we elect, or are forced by economic or other considerations, to sell or write off our problem loans at a larger discount, in a larger amount or in a different time or manner than we may otherwise want. ~~We~~

In addition, we may not be able to realize the value of the collateral we hold or enforce our rights against defaulting customers because of the difficulty of foreclosing on collateral in Japan, or the illiquidity of and depressed values in the Japanese real estate market~~, or other reasons.~~ .

Although we from time to time enter into credit derivative transactions, including credit default swap contracts, to manage our credit risk exposure, such transactions may not provide the protection against credit defaults that we intended due to counter-party defaults or otherwise. The credit default swap contracts could also result in significant losses. In addition, negative changes in financial market conditions may restrict the availability and liquidity of credit default swaps. For more information on our credit derivative transactions, see Note 23 to our consolidated financial statements included elsewhere in this Annual Report.

~~In addition, we may provide additional loans, equity capital or other forms of support to troubled borrowers in order to facilitate their restructuring and revitalization efforts. We may forbear from exercising some or all of our rights as a creditor against them, and we may forgive loans to them in conjunction with their debt restructuring. These practices may substantially increase our exposure to troubled borrowers and increase our losses. An increase in loan losses would adversely affect our results of operations, weaken our financial condition and erode our capital base.~~

Our loan losses could prove to be materially different from the estimates and could materially exceed our current allowance for credit losses, in which case we may need to provide for additional allowances for credit losses and may also record credit losses beyond our allowances. Our allowance for credit losses in our loan portfolio is based on evaluations about customers’ creditworthiness and the value of collateral we hold. Negative changes in economic conditions or our borrowers’ repayment abilities could require us to provide for additional allowances. For example, as a result of the general weakening of the financial condition of some of our borrowers particularly overseas and small and medium sized borrowers in Japan, provision for credit losses increased in the fiscal year ended March 31, 2009. As of March 31, 2009, our allowance for credit losses as a percentage of loans was 1.15%. The regulatory standards or guidance on establishing allowances may also change, causing us to change some of the evaluations used in determining the allowances. As a result, we may need to provide for additional allowances for credit losses. For a discussion of our allowance policy, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financial Condition.”

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[7] ~~We may be adversely affected~~Because a large portion of our assets are located in Japan and our business operations are conducted primarily in Japan, we may incur further losses if economic conditions in Japan ~~or elsewhere~~ worsen.

~~Our performance is affected by general economic conditions of the countries in which we operate, particularly Japan where we primarily conduct our business. General economic conditions that could affect us include interest rates, inflation, investor sentiment, the availability and cost of credit, the liquidity of the global financial markets, the level and volatility of debt and equity capital markets, the levels of corporate capital investments and individual consumption, and raw material prices. Any of these economic conditions, currently existing or occurring in the future, may adversely affect our financial condition and results of operations. For a discussion of the current economic environment in Japan and certain other countries, see “Item 5. Operating and Financial Review and Prospects—Business Environment.”~~

Our performance is particularly affected by the general economic conditions of Japan where we are headquartered and conduct a significant amount of our business. During the three fiscal years ended March 31, 2009, approximately three quarters of our total assets related to Japanese domestic assets, including Japanese national government and Japanese government agency bonds which have accounted for about 40% to 70% of our total investment securities portfolio during the same period. Moreover, approximately the three quarters of our total interest and non-interest income relate to Japanese domestic income.

During the fiscal year ended March 31, 2009, we continued to be affected by the ongoing recession and the ensuing deflation in Japan with our domestic net loss increasing to ¥1,064.3 billion for the fiscal year ended March 31, 2009. Japan’s real gross domestic product decreased 3.7% in the fiscal year ended March 31, 2009. Japan’s consumer price index for March 2009 decreased 0.3 percentage points year-on-year. Japan’s unemployment rate for March 2009 rose 1.0 percentage points year-on-year to 4.8%. The closing price of the Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, declined from ¥12,525.54 at March 31, 2008 to ¥8,109.53 at March 31, 2009, and the closing price of the Tokyo Stock Price Index, or TOPIX, a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, declined from 1,212.96 at March 31, 2008 to 773.66 at March 31, 2009. We anticipate that difficult economic conditions in Japan will continue in the foreseeable future as factors still exist that are expected to offset recent signs of a slow economic recovery, including the reported possibility of credit-rating agencies downgrading Japanese government bonds. Such downgrading, if made, could reduce the value of our Japanese national government and Japanese government agency bonds. In addition, we continue to be affected by changes in the global economy, which affect the economic conditions in Japan and which have a direct impact on our foreign operations. If the ongoing recession and deflation in Japan or globally continue or worsen, we may report further losses. For a further discussion of our results of

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operations on a geographic basis, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Geographic Segment Analysis.”

[8] ~~Our business may be adversely affected by negative developments with respcct~~We may incur further losses as a result of financial difficulties relating to other financial institutions, both directly and through the effect they may have on the overall banking environment and on their borrowers.

Some domestic and foreign financial institutions, including banks, non-bank lending and credit institutions, securities companies and insurance companies, have experienced declining asset quality and capital adequacy and other financial problems. This may lead to severe liquidity and solvency problems, which have in the past resulted in the liquidation, government control or restructuring of affected institutions. For example, the deterioration of the asset-backed securitization products market and residential mortgage market in the United States resulted in Lehman Brothers Holdings Inc. filing a petition under Chapter 11 of the US Bankruptcy Code. Other banks, securities companies, insurance companies and other financial institutions, especially US institutions, continue to be under significant pressure due to declining asset quality as a result of the continuing deterioration of the global financial markets. These developments may continue to adversely affect our financial results. ~~Other financial difficulties relating to financial institutions could adversely affect us because:~~

~~•~~ Financial difficulties relating to financial institutions could adversely affect us because we have extended loans, some of which may need to be classified as nonaccrual and restructured loans, to banks, securities companies, insurance companies and other financial institutions that are not our consolidated subsidiaries~~;~~. Our loans to banks and other financial institutions have been more than 5% of our total loans in the three fiscal years ended March 31, 2009. We may also be adversely affected because we are a shareholder of some other banks and financial institutions that are not our consolidated subsidiaries and because we enter into transactions, such as derivative transactions, in the ordinary course of business with other banks and financial institutions as counterparties. For example, we hold an approximately 20% interest in Morgan Stanley on a fully diluted basis as of March 31, 2009.

In addition, financial difficulties relating to financial institutions could indirectly have an adverse effect on us because:

•	we may be requested to participate in providing assistance to support distressed financial institutions that are not our consolidated subsidiaries;

~~•~~	~~we are a shareholder of some other banks and financial institutions that are not our consolidated subsidiaries;~~

•

the government may elect to provide regulatory, tax, funding or other benefits to those financial institutions to strengthen their capital, facilitate their sale or otherwise, which in turn may increase their competitiveness against us;

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•	deposit insurance premiums could rise if deposit insurance funds prove to be inadequate;

•	bankruptcies or government support or control of financial institutions could generally undermine confidence in financial institutions or adversely affect the overall banking environment; and

•

negative media coverage of the financial industry, regardless of its accuracy and applicability to us, could affect customer or investor sentiment, harm our reputation and have a materially adverse effect on our business or the price of our securities.

[10] ~~A downgrade of~~If our credit ratings ~~could have a negative effect on our business.~~ are downgraded, our funding operations could be impaired.

As the financial crisis continued in recent periods, there have been many credit rating downgrades among global financial institutions as well as sovereigns. Many of these downgrades were subject to significant negative media coverage and also created additional funding difficulties and liquidity issues for the affected financial institutions or sovereigns. As a result, there is heightened attention to our credit ratings as a financial institution in general and specifically as a financial institution with significant exposure to Japan as Japanese bonds have been subject to media reports about possible credit downgrades. A downgrade of our credit ratings by one or more of the credit rating agencies could have a negative effect on our treasury operations and other aspects of our business. ~~In the event of a downgrade of~~Specifically, if our credit ratings are downgraded, our treasury business unit may have to accept less favorable terms in ~~our~~its transactions with counterparties, including ~~capital raising~~funding activities, or may be unable to enter into some transactions. This could have a negative impact on the profitability of our treasury and other operations and adversely affect our results of operations and financial condition.

[11] ~~We arc exposed to new or increased risks as wc~~Our strategy to expand the range of our financial products and services and the geographic scope of our business globally may fail if we are unable to anticipate or manage new or expanded risks that entail.

~~We currently plan to pursue various business strategies to improve our profitability. In addition to the risks associated with investments, business combinations and mergers described above, there ore various other risks which could adversely affect our ability to achieve our business objectives. For example, as we~~As we continue to seek opportunities to expand the range of our products and services beyond our traditional banking and trust businesses and as the sophistication of financial products and management systems grows, we will be exposed to new and increasingly complex risks. We may have only limited experience with the risks related to the expanded range of these products and services. In addition, we may ~~have difficulty developing and operating~~not be able to successfully develop or operate the necessary information systems. As a result, we may not be able to foresee ~~certain risks, and~~the risks relating to new products and

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services. In addition, new products and services we introduce may not gain acceptance among customers. Moreover, some of the activities that our subsidiaries are expected to engage in, such as derivatives and foreign currency trading, present substantial risks. As we expand the geographic scope of our business, we will also be exposed to risks that are unique to particular jurisdictions or markets. Our risk management systems may prove to be inadequate and may not work in all cases or to the degree required. As a result, we are subject to substantial market, credit and ~~other~~compliance risks in relation to the expanding scope of our products, services and trading activities or expanding our business beyond our traditional markets, which could result in us incurring substantial losses. In addition, our efforts to offer new services and products or penetrate new markets may not succeed if product or market opportunities develop more slowly than expected or if the profitability of opportunities is undermined by competitive pressures. ~~If we fail to achieve some or all of the goals of our business strategies, our results of operations could be materially and adversely affected.~~ For a detailed discussion of our risk management systems, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

[12] ~~We arc exposed to substantial credit and market risks in~~Unanticipated economic changes in, and measures taken in response to such changes by, emerging market countries could result in additional losses.

We are increasingly active~~-in~~, through a network of branches and subsidiaries, in emerging market countries, particularly countries in Asia, Latin America, Central and Eastern Europe ~~and other emerging market countries through a network of branches and subsidiaries and arc thus exposed to a variety of credit and market risks associated with these countries. These risks will increase if the global financial crisis and recession continue or worsen.~~, and Middle East, whose economies can be volatile and susceptible to adverse changes and trends in the global financial markets. For example, a decline in the value of local currencies of these countries could ~~adversely~~negatively affect the creditworthiness of some of our borrowers in these countries. The loans we have made to borrowers and banks in these countries are often denominated in US dollars, Euro or other foreign currencies. These borrowers often do not hedge the loans to protect against fluctuations in the values of local currencies. A devaluation of the local currency would make it more difficult for a borrower earning income in that currency to pay its debts to us and other foreign lenders. In addition, some countries in which we operate may attempt to support the value of their currencies by raising domestic interest rates. If this happens, the borrowers in these countries would have to devote more of their resources to repaying their domestic obligations, which may adversely affect their ability to repay their debts to us and other foreign lenders. The limited credit availability resulting from these ~~and related~~ conditions may adversely affect economic conditions in some countries. This could cause a further deterioration of the credit quality of borrowers and banks in those countries and cause us to incur further losses. As of the end of each of the three fiscal years ended March 31, 2009, foreign loans ranged from 19% to 23% of our total loan portfolio and foreign securities ranged from 6% to 28% of our total investment securities portfolio. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financial Condition.”

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~~In addition, we are active in other countries and regions that expose us to risks similar to the risks described above and also risks specific to those countries and regions, which may cause us to incur losses or suffer other adverse effects.~~

[13] Any adverse changes in the business of Union Bank~~’s business~~, an indirect wholly-owned subsidiary in the United States, could significantly affect our results of operations.

Union Bank, N.A., or Union Bank, is ~~UNBC’s~~the primary subsidiary~~.~~ of UnionBanCal Corporation, or UNBC. Union Bank ~~contributes~~has historically contributed to a significant portion of our net income. ~~Any adverse change in the business or operations of Union Bank could significantly affect our results of operations.~~ Compared to prior years, any adverse developments which could arise at Union Bank will have a greater negative impact on our results of operation and financial condition, since Union Bank became, through UNBC, our wholly owned subsidiary in November 2008 compared with approximately 64% ownership in prior years. Factors that have negatively affected, and could continue to negatively affect, Union Bank’s results include adverse economic conditions in California, including the downturn in the real estate and housing industries in California, substantial competition in the California banking market, uncertainty over the US economy due to deteriorating economic conditions in the United States, the threat of terrorist attacks, fluctuating oil prices and rising interest rates, negative trends in debt ratings, and additional costs ~~and other adverse consequences~~ which may arise from enterprise-wide compliance, or failure to comply, with applicable laws and regulations, such as the US Bank Secrecy Act and related amendments under the USA PATRIOT Act. ~~Compared to prior years, any adverse developments which could arise at Union Bank will have a greater negative impact on our results of operation and financial condition, since Union Bank became, through UNBC, our wholly owned subsidiary in November 2008 compared with approximately 65% ownership in prior years.~~

[14] ~~Changes~~Because of our loans to consumers and our shareholdings in companies engaged in consumer lending, changes in the business or regulatory environment for consumer finance companies in Japan ~~have adversely affected our recent financial results, and~~ may further adversely affect our ~~future~~ financial results.

We have a large loan portfolio in the consumer lending industry as well as large shareholdings in subsidiaries and equity method investees in the consumer finance industry. Our domestic loans to consumers amount to approximately one-fifth of our total outstanding loans.

The Japanese government has been implementing regulatory reforms affecting the consumer lending industry in recent years. In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Law Concerning Acceptance of Investment, Cash, Deposit and Interest Rate, etc., which is currently 29.2% per annum, to 20% per annum. The reduction in the maximum permissible interest rate will be implemented before mid-2010. Under the reforms, all interest rates will be subject to the lower limits (15-20% per annum) imposed by the

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Interest Rate Restriction Law, which will compel, or has already compelled, lending institutions to lower the interest rates they charge borrowers.

Currently and until the reduction in the maximum permissible interest rate as described above takes effect, consumer finance companies are able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Law, provided that they satisfy certain conditions set forth in the Law Concerning Lending Business. Accordingly, our consumer finance subsidiaries and equity method investees offer loans at interest rates above the Interest Rate Restriction Law. As a result of recent decisions by the Supreme Court of Japan imposing stringent requirements under the Law Concerning Lending Business for charging such interest rates, consumer finance companies experienced a significant increase in borrowers’ claims for reimbursement of previously collected interest payments in excess of the limits stipulated by the Interest Rate Restriction Law. As of March 31, 2009, we have provided for approximately ¥77 billion of allowance for repayment of excess interest. New regulations that are scheduled to be effective before mid-2010 may also have a negative impact on the business of consumer finance companies as those new regulations are expected to require, among other things, consumer finance companies to review the repayment capability of borrowers before lending, thereby limiting the amount of borrowing available to individual borrowers.

These ~~and other related~~ developments have adversely affected, and these and any future developments may further adversely affect, the operations and financial condition of our subsidiaries and borrowers which are engaged in consumer lending, which in turn may affect the value of our related shareholdings and loan portfolio.

[15] ~~We may have to compensate for~~ If there are losses of principal in our loan trusts and some designated money ~~in~~ trusts, we will have to compensate for those losses.

Our trust bank subsidiary ~~may have~~is required to compensate for losses of principal of all loan trusts and some designated money in trusts. Funds in those guaranteed trusts are generally invested in loans and securities. We are required to maintain reserves in the accounts of those guaranteed trusts for loan losses and other impairments of principal. If the amount of assets and reserves held in the guaranteed trusts falls below the principal ~~as a result of loan losses, losses in the investment portfolio or otherwise, it would adversely affect our results of operations.~~, we would be required to make a payment on the guaranties to the extent of the shortfall is not absorbed by the profit earned by the trusts. The contract amount of such guarantees for repayment of trust principal has been between ¥1 trillion and ¥2 trillion, and the amount of related reserves has been between ¥1 billion and ¥3 billion, both in a decreasing trend for the three fiscal years ended March 31, 2009. In the three fiscal years ended March 31, 2009, we have not been required to compensate for losses in guaranteed trusts. For more information about the loan trusts and money in trusts, see Note 24 to our consolidated financial statements included elsewhere in this Annual Report.

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[16] If ~~Our results of operations may be negatively affected by~~the global financial crisis and recession ~~triggered by disruptions in the financial markets in the United States~~continue or worsen, our credit-related losses may increase, and the value of the financial instruments we hold may decrease, resulting in losses.

~~The recent global financial crisis and recession may continue to adversely affect our loan and investment portfolios, which includes securitization products, such as asset backed securities. For example, some of our investment securities~~We have been, and may continue to be, ~~marked at a significantly lower price because the market for those securities is inactive. We have also been, and may continue to be,~~ affected by credit market deterioration caused by defaults on ~~these~~ higher risk residential mortgages~~.~~ and the resulting global financial crisis and recession. Specifically, the availability of credit has become, and may continue to be, limited causing some of our counterparties to default~~, or some~~. Some of our credit derivative transactions may also be negatively affected~~. Moreover, the negative developments in the US credit markets have caused, and may continue to cause, significant fluctuations in global stock markets and foreign currency exchange rates, which in turn affect our results of operations.~~ including the protection we sold through credit default swaps with a maximum potential or notional amount of approximately ¥3.5 trillion as of March 31, 2009. If credit market conditions continue to deteriorate, our capital funding structure may need to be adjusted, our funding costs may increase, or our credit-related losses may increase, all of which could have a material impact on our financial results and financial condition.

In addition, we have incurred losses, and may incur further losses, as_a result of changes in the fair value of our financial instruments resulting from deteriorating credit market conditions. As of March 31, 2009, approximately one-third of our total assets are financial instruments for which we measure fair value on a recurring basis, and less than 1% of our total assets are financial instruments for which we measure fair value on a nonrecurring basis. Generally, in order to establish the fair value of these instruments, we rely on quoted market prices. If the value of these financial instruments declines, a corresponding write-down may be recognized in our consolidated statement of operations. As the global financial markets became unstable following concerns of increased defaults of higher risk mortgages in the United States, there have been increasing circumstances where quoted market prices for securities became significantly depressed or were not properly quoted. Specifically, due to the reduction in liquidity resulting from the global financial market instability in the second half of the fiscal year ended March 31, 2009, we observed that the market for collateralized loan obligations backed by general corporate loans became significantly inactive compared with normal market activity. Additional fluctuations in the market or instabilities in the market could have a significant adverse effect on the fair value of the financial instruments that we hold, requiring us to record losses.

For more information on our valuation method for financial instruments, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates.”

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[17] ~~Our information systems and other aspects of our business and operations arc exposed to various system, political and social risks.~~ Human-caused events and natural disasters may disrupt our day-to-day operations and result in losses.

~~As a major financial institution, our information systems and other aspects of our business and operations are exposed to various system, political and social risks beyond our control. Incidents such as disruptions of the Internet and other information networks due to major virus outbreaks~~Serious political instability, major terrorist activity, ~~serious political instability and major~~ health epidemics ~~have the potential to~~and natural disasters may directly affect our ~~business and~~ operations by disrupting our operational infrastructure or internal systems. Such incidents may also negatively impact the economic conditions, political regimes and social infrastructure of countries and regions in which we operate, and possibly the global economy as a whole. ~~Our risk management policies and procedures may be insufficient to address these and other large scale unanticipated risks.~~

~~In particular, the capacity and reliability of our electronic information technology systems are critical to our day to day operations and a failure or disruption of these systems would adversely affect our capacity to conduct our business. In addition to our own internal information systems, we also provide our customers with access to our services and products through the Internet and ATMs. These systems as well as our hardware and software are subject to malfunction or incapacitation due to human error, accidents, power loss, sabotage, hacking, computer viruses and similar events, as well as the loss of support services from third parties such as telephone and Internet service providers. Additionally, as with other Japanese companies,~~ In particular, most of our offices and ~~other~~ facilities are based in Japan and as a result, are subject to the risk of earthquakes ~~and other natural disasters~~. Our redundancy and backup measures may not be sufficient to avoid a material disruption in our operations, and our contingency plans may not address all eventualities that may occur in the event of a material disruption.

~~These various factors, the threat of such risks or related countermeasures, or a failure to address such risks, may materially and adversely affect our business, operating results and financial condition.~~

In addition, we rely on our information systems to deliver services to and perform transactions on behalf of our customers as well as for our internal operations. We also provide our customers with access to our services and products through the Internet and ATMs. The capacity and reliability of our electronic information technology systems are critical to our day-to-day operations, and a failure or disruption of these systems would adversely affect our capacity to conduct our business. A failure or disruption of our information systems as well as our hardware and software may be caused by malfunction or incapacitation due to accidents, power loss, sabotage, hacking, computer viruses and similar events, as well as the loss of support services from third parties such as telephone and Internet service providers. As a global financial institution, the proper functioning of our information systems is essential because an error or failure in any of our systems

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could lead to a disruption of not only our own business and operations but could also result in major disruptions in the global credit, stock and foreign exchange markets. An error or system failure could also create financial losses for our customers because they are unable to complete their financial transactions or because they become subject to financial fraud.

Our risk management policies and procedures may be insufficient to address these incidents, in which case we may incur significant losses.

[18] Our business may be adversely affected by competitive pressures, which have partly increased due to regulatory changes and recent market changes in the financial industry domestically and globally.

In recent years, the Japanese financial system has been increasingly deregulated and barriers to competition have been reduced. The privatization of the Japanese postal savings system and the establishment of Japan Post Bank Co., Ltd. in October 2007, as well as the establishment of Japan Finance Corporation, a public corporation wholly owned by the Japanese government, in October 2008, could also substantially increase competition within the financial services industry. In addition, there has been significant consolidation and convergence among financial institutions domestically and globally, and this trend may continue in the future and further increase competition in the market. A number of large commercial banks and other broad-based financial services firms have merged or formed strategic alliances with, or have acquired, other financial institutions both in Japan and overseas. If we are unable to compete effectively in this more competitive and deregulated business environment, our business, results of operations and financial condition will be adversely affected. For a more detailed discussion of our competition in Japan, see “Item 4.B. Information on the Company—Business Overview—Competition—Japan.”

[19] We are subject to increased regulatory requirements and supervision in the United States as we recently became a financial holding company in the United States.

In October 2008, MUFG, BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, and UNBC, which is a subsidiary of BTMU, elected to become financial holding companies respectively under the US Bank Holding Company Act. As a financial holding company, we are authorized to engage in an expanded list of activities in the United States, including merchant banking, insurance underwriting, and a full range of securities activities.

Under our financial holding company status, we are also subject to additional regulatory requirements. For example, each of our banking subsidiaries with operations in the United States, comprising Bank of Tokyo-Mitsubishi UFJ Trust Company, Mitsubishi UFJ Trust & Banking Corporation (U.S.A.) and Union Bank, which are our US domestic depository institutions, as well as BTMU and MUTB, must be “well capitalized,” meaning a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. Our US banking operations must also be “well managed,”

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including that they maintain examination ratings that are at least satisfactory. Failure to comply with such requirements would require us to prepare a remediation plan and we would not be able to undertake new business activities or acquisitions based on our status as a financial holding company during any period of noncompliance, and as a result, it may negatively affect our future financial results.

In June 2009, the US government released a regulatory reform proposal called “Financial Regulatory Reform, A New Foundation: Rebuilding Financial Supervision and Regulation.” This proposal includes, among other things, sweeping financial regulatory reforms designed to promote enhanced supervision and regulation of financial firms, establish comprehensive supervision of financial markets, protect consumers and investors from financial abuse, provide government with the tools needed to manage a financial crisis, and raise international regulatory standards and improve international cooperation. This reform, if enacted, could have a significant impact on our regulatory and financial compliance systems and practices, possibly requiring us to incur a significant amount of resources to implement measures to come into compliance with the reform and manage them on an ongoing basis.

[20] We have recently been subject to several regulatory actions for non-compliance with legal requirements. These regulatory matters and any future regulatory matters ~~or regulatory changes could have a negative impact on~~could negatively affect our business and results of operations.

We conduct our business subject to ongoing regulation and associated regulatory risks, including the effects of changes in laws, regulations, policies, voluntary codes of practice and interpretations in Japan and other markets where we operate. Our compliance risk management systems and programs may not be fully effective in preventing all violations of laws, regulations and rules.

The Financial Services Agency of Japan and regulatory authorities in the United States and elsewhere also have the authority to conduct, at any time, inspections to review banks’ accounts, including those of our banking subsidiaries. Some of our other financial services businesses, such as our securities business, are also subject to regulations set by, and inspections conducted by, various self-regulatory organizations, such as the Financial Industry Regulatory Authority in the United States. ~~In recent years, we have been subject to several regulatory actions by, among others, the Financial Services Agency of Japan, the Securities and Exchange Surveillance Commission of Japan and various US banking regulators.~~

Our failure or inability to comply fully with applicable laws and regulations could lead to fines, public reprimands, damage to reputation, enforced suspension of operations or, in extreme cases, withdrawal of authorization to operate, adversely affecting our business and results of operations. In recent years, we have been subject to several regulatory actions. In June 2009, MUS received from the Financial Services Agency of Japan an order to improve business operations and a recommendation requiring MUS, among other things, to enhance its information security controls in connection with a former employee’s illegal sale of customer information to information vendors.

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In July 2009, kabu.com Securities Co., Ltd., a consolidated subsidiary, received an order to improve business operations from the Financial Services Agency of Japan in connection with a former employee’s trading activities in violation of Japanese insider trading regulations. For more information on recent regulatory actions against us, see “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation.”

Regulatory matters may also adversely affect our ability to obtain regulatory approvals for future strategic initiatives. Furthermore, failure to take necessary corrective action, or the discovery of violations of law in the process of further review of any of the matters mentioned above or in the process of implementing any corrective measures, could result in further regulatory action.

Future changes in accounting standards and regulatory requirements could have a negative impact on our business and results of operations.

~~In addition, future~~Future developments or changes in laws, regulations, policies, standards, voluntary codes of practice and their effects are unpredictable and beyond our control. For example, in response to the recent instabilities in financial markets, several international organizations which set accounting standards announced new or revised rules for estimating the fair value for certain financial instruments. Accounting standards applicable to these financial instruments remain subject to further debate and revision by international organizations which set accounting standards. If the current accounting standards change in the future, the reported values of some of our financial instruments may need to be modified, and such modification could have a significant impact on our financial results or financial condition. Specifically, changes in accounting standards applicable to some of our financial instruments could have a significant negative impact on our capital ratios. For more information, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates.”

We could also he required to incur significant expenses to comply with new standards and regulations. For example, if we adopt a new accounting system in the future, we may be required to incur significant additional costs for establishing and implementing effective internal controls, which may materially and adversely affect our financial condition and results of operations.

In addition, additional regulatory requirements could have an adverse impact on our future business and results of operations. For example, new regulations to be enacted before mid-2010 are expected to ~~require~~impose, among other things, stricter requirements for consumer finance companies in Japan to review the repayment capabilities of borrowers before lending, thereby limiting the amount of borrowing available to individual borrowers, which in turn may negatively affect our ~~future financial results.~~ profitability. For more information on regulatory changes in the consumer finance industry, see “—D. Risk Factors—Risks Related to Our Business—Because of our loans to consumers and our shareholdings in companies engaged in consumer lending, changes in the business environment for consumer finance companies in Japan have adversely affected, and may further adversely affect, our recent financial results.”

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[21] Transactions with counterparties in countries designated by the US Department of State as state sponsors of terrorism may lead some potential customers and investors in the United States and other countries to avoid doing business with us or investing in our shares.

We, through our banking subsidiaries, engage in operations with entities in or affiliated with Iran and Syria, including transactions with entities owned or controlled by the Iranian or Syrian governments, and the banking subsidiary has a representative office in Iran. The US Department of State has designated Iran, Syria and other countries as “state sponsors of terrorism,” and US law generally prohibits US persons from doing business with such countries. Our activities with counterparties in or affiliated with Iran, Syria and other countries designated as state sponsors of terrorism are conducted in compliance in all material respects with both applicable Japanese and US regulations.

Our operations with entities in Iran consist primarily of loans to Iranian financial institutions in the form of financing for petroleum projects and trade financing for general commercial purposes, as well as letters of credit and foreign exchange services. Our operations relating to Syria are primarily foreign exchange services. We do not believe our operations relating to Iran and Syria are material to our business or financial condition. As of March 31, 2009, the loans outstanding to borrowers in or affiliated with Iran and Syria were approximately $151.7 million and less than $0.1 million, respectively. These represented less than 0.1% of our total assets as of March 31, 2009. In addition, we receive deposits or hold assets on behalf of several individuals resident in Japan who are citizens of countries designated as state sponsors of terrorism.

We are aware of initiatives by US governmental entities and US institutional investors, such as pension funds, to adopt or consider adopting laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with Iran, Syria and other countries identified as state sponsors of terrorism. It is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers or as investors in our shares. In addition, depending on socio-political developments our reputation may suffer due to our association with these countries. The above circumstances could have an adverse effect on our business and financial condition.

[22] We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.

We, as a holding company, and our Japanese banking subsidiaries are required to maintain risk-weighted capital ratios above the levels specified in the capital adequacy guidelines of the Financial Services Agency of Japan. The capital ratios are calculated in accordance with Japanese banking regulations based on information derived from the relevant entity’s financial statements prepared in accordance with Japanese GAAP. Our subsidiaries in California, UNBC and Union Bank are subject to similar US

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capital adequacy guidelines. We or our banking subsidiaries may be unable to continue to satisfy the capital adequacy requirements because of:

•	increases in credit-risk assets and expected losses we or our banking subsidiaries may incur due to fluctuations in our or our banking subsidiaries’ loan and securities portfolios as a result of deteriorations in the credit of our borrowers and the issuers of equity and debt securities;

•	increases in credit costs we or our banking subsidiaries may incur as we or our banking subsidiaries dispose of problem loans or as a result of deteriorations in the credit of our borrowers;

•	declines in the value of our or our banking subsidiaries’ securities portfolio;

•	changes in the capital ratio requirements or in the guidelines regarding the calculation of bank holding companies’ or banks’ capital ratios or changes in the regulatory capital requirements for securities firms;

•	a reduction in the value of our or our banking subsidiaries’ deferred tax assets;

•	adverse changes in foreign currency exchange rates; and

•	other adverse developments discussed in these risk factors.

Our capital ratios may also be adversely affected if we or our banking subsidiaries fail to refinance our subordinated debt obligations with equally subordinated debt. As of March 31, 2009, subordinated debt accounted for approximately 32.9% of our total regulatory capital, 35.7% of BTMU’s total regulatory capital, and 23.7% of MUTB’s total regulatory capital ~~of MUTB~~, in each case, as calculated under Japanese GAAP. ~~The failure~~ We may be unable to refinance these subordinated debt obligations with equally subordinated debt ~~may reduce~~if market circumstances at the time of refinancing are adverse to banks or Japanese issuers generally or to us specifically. If we are unable to refinance our subordinated debt obligations at their maturity, our total regulatory capital ~~and, as a result, negatively affect our capital ratios.~~ may be reduced. For more information about our subordinated debt obligations, see Note 15 to our consolidated financial statements included elsewhere in this Annual Report.

If our capital ratios fall below required levels, the Financial Services Agency of Japan could require us to take a variety of corrective actions, including withdrawal from all international operations or suspension of all or part of our business operations. For a discussion of our capital ratios and the related regulatory guidelines, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital Adequacy” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Adequacy.”

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[23] ~~The valuation of certain financial instruments may change due to market price fluctuations, changes in accounting standards or otherwise.~~ DELETED.

~~A substantial portion of the assets on our consolidated balance sheets includes financial instruments that we carry at fair value. Generally, in order to establish the fair value of these instruments, we rely on quoted market prices. If the value of these financial instruments declines, a corresponding write down may be recognized in our consolidated statement of operations. As the global financial markets became unstable following concerns of increased defaults of higher risk mortgages in the United States, there have been increasing circumstances where quoted market prices for securities became significantly depressed or were not properly quoted. Specifically, due to the reduction in liquidity of certain debt securities resulting from the global financial market instability in the second half of the fiscal year ended March 31, 2009, we observed that the market for collateralized loan obligations (“CLOs”) backed by general corporate loans became significantly inactive compared with normal market activity. In light of such circumstances, we concluded that the unadjusted non binding quotes from broker dealers became less reflective of the fair value as defined by Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” with respect to such CLOs. Consequently, we changed the estimation method for estimating the fair value of such CLOs from the method adopting unadjusted quotes from independent broker dealers to the estimation method weighting the internal model valuation and the non binding broker dealer quotes during the second half of the fiscal year ended March 31, 2009. Additional fluctuations in the market or instabilities in the market could have a significant adverse effect on the fair value of the financial instruments that we hold.~~

~~In response to the recent instabilities in financial markets, several international organizations which set accounting standards announced new or revised rules for estimating the fair value for certain financial instruments. Accounting standards applicable to these financial instruments remain subject to further debate and revision by international organizations which set accounting standards. If the current accounting standards change in the future, the reported values of some of our financial instruments may need to be modified, and such modification could have a significant impact on our financial results or financial condition. Specifically, changes in accounting standards applicable to some of our financial instruments could have a significant negative impact on our capital ratios. For more information, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates.”~~

[24] Losses relating to our pension plans and a decline in returns on our plan assets may negatively affect our results of operations and financial condition.

The fair value of ~~our pension plan assets has declined and our investment return has decreased under the current market circumstances.~~plan assets relates closely to market conditions, and deteriorating conditions of the markets in which our plan assets are allocated generally have a negative impact on the funded status of our pension plans. For example, as of March 31, 2008, we had benefit obligations of ¥1,956.3 billion, and the fair value of our pension assets was ¥2,665.8 billion. Due in

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large part to the ongoing global recession, as of March 31, 2009, while we had benefit obligations of ¥2,000.3 billion, the fair value of our pension assets declined to ¥l,814.0 billion. If the fair value of our pension plan assets decline or our investment return decreases further, or if there is a change in the actuarial assumptions on which the calculations of the projected pension obligations or pension plan assets are based, such as a decline in the discount rate or the expected rate of return on plan assets, we may incur ~~additional losses. Changes in the interest rate environment and other factors may also adversely affect the amount of unfunded pension obligations~~actuarial losses and the resulting annual amortization expense. In addition, we may have to record expenses relating to the amortization of ~~previously unrecognized~~ prior service costs if our pension plans are amended.

[25] If the goodwill recorded in connection with our acquisitions becomes impaired, we may be required to record impairment charges, which may adversely affect our financial results and the price of our securities.

In accordance with US GAAP, we have accounted for our acquisitions using the purchase method of accounting. We recorded the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. US GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is tested by initially estimating fair value and then comparing it against the carrying amount. If the carrying amount of a reporting unit exceeds its estimated fair value, we are required to record an impairment loss. The amount of impairment and the remaining amount of goodwill, if any, is determined by comparing the fair value of the reporting unit as of the test date against the fair value of the assets and liabilities of that reporting unit as of the same date.

The global financial crisis and recession led to the decline in our market capitalization and negatively affected the fair value of our reporting units for purposes of our periodic testing of goodwill for impairment. As a result, we recorded ¥845.8 billion of goodwill impairment charges for the fiscal year ended March 31, 2009, in addition to having recorded ¥893.7 billion of goodwill impairment charges for the previous fiscal year. As of March 31, 2009, the balance of goodwill was ¥379.4 billion.

We may be required to record additional impairment charges relating to goodwill in future periods if the fair value of any of our reporting units declines below the fair value of related assets net of liabilities. Any additional impairment charges will negatively affect our financial results, and the price of our securities could be adversely affected. For a detailed discussion of the goodwill recorded and our periodic testing of goodwill for impairment, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates—Accounting for Goodwill and Intangible Assets” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financial Condition—Goodwill.”

[26] ~~We may incur significant additional costs for implementing~~If we fail to maintain or implement effective internal ~~controls.~~ control over financial reporting, investor confidence in the reliability of our financial reporting may be negatively affected.

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~~In order to operate as~~As a global financial institution~~, it is essential for us to have effective internal controls, corporate compliance functions, and accounting systems to manage our assets and operations. Moreover, under~~ listed on the New York Stock Exchange and the Tokyo Stock Exchange, we have developed procedures and systems designed to ensure the reliability of our financial reporting. Under the US Sarbanes-Oxley Act of 2002, which applies by reason of our status as an SEC reporting company, we are required to establish internal control over our financial reporting, and our management is required to assess the effectiveness of our internal control over financial reporting and disclose whether such internal control is effective. Our independent auditors must also conduct an audit to evaluate and then render an opinion on the effectiveness of our internal control over financial reporting. We are also subject to regulations on internal control over financial reporting under Japanese law from the fiscal year ended March 31, 2009.

~~Designing and implementing an effective system of internal control capable of monitoring and managing our business and operations requires significant management and human resources and considerable costs. If we identify any material weaknesses in our internal control system, we may incur significant additional costs for remediating such weaknesses. In addition, if we adopt a new accounting system, we may be required to incur significant additional costs for establishing and implementing effective internal controls, which may materially and adversely affect our Financial condition and results of operations.~~

As we expand the range of our products and services and geographic scope of our business, as the sophistication of financial products in which we transact grows, and as the frequency and extent of changes in accounting and financial reporting standards increase, we continue to upgrade and enhance our internal control systems and procedures. As of March 31, 2009, we operate in more than 40 countries and engaging in a broad range of financial services, including commercial banking, trust banking, securities, credit cards, consumer finance, asset management and leasing. As a result, our internal control systems and procedures are becoming increasingly complex. If any material weakness is identified in our internal control over financial reporting, and we are unable to remediate such weakness in a timely manner, we may lose investor confidence in the reliability of our financial reporting.

[27] ~~Our risk management policies, procedures and methods may leave us exposed to unidentified or unanticipated risks, which could lead to material losses.~~ DELETED.

~~We have devoted significant resources to developing and implementing our-risk management policies, procedures and assessment methods and intend to continue to do so in the future. Our risk management policies, procedures and methods, however, may not be fully effective in mitigating our risk exposures in all economic or market environments or against all types of risk, including risks that we fail to identify or anticipate.~~

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~~Some of our risk management policies, procedures and methods may not be fully effective in forecasting, identifying and managing our future risks because these risk management policies, procedures and methods are based primarily on our experiences. If our risk management policies, procedures or methods prove ineffective, our business, operating results and financial condition could be materially and adversely affected.~~

[28] We may be subject to liability and regulatory action if we are unable to protect personal and other confidential information.

~~There have been many cases where personal information and records in the possession of corporations and institutions were leaked or improperly accessed.~~As an institution in possession of personal information, we are required to treat personal and other confidential information as required by the Personal Information Protection Law of Japan as well as the Banking Law and the Financial Instruments and Exchange Law of Japan. Since the Personal Information Protection Law was adopted in 2005, there has been heightened sensitivity in Japan relating to the treatment of personal information, especially after several improper leaks resulted in negative media coverage of the responsible companies. In the event that personal information in our possession about our customers or employees is leaked or improperly accessed and subsequently misused, we may be subject to liability and regulatory action. ~~As an institution in possession of personal information, we are required to treat personal and other confidential information as required by the Personal Information Protection Law of Japan, as well as the Banking Law and the Financial Instruments and Exchange Law of Japan.~~ We may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information. In addition, such incidents could create a negative public perception of our operations, systems or brand, which may in turn decrease customer and market confidence and materially and adversely affect our ~~business, operating results and financial condition.~~ revenue and profit.

For example, in March 2009, MUS discovered that an employee had illegally stolen and sold customer information to information vendors. In June 2009, MUS received from the Financial Services Agency of Japan an order to improve business operations under the Financial Instruments and Exchange Law and a recommendation under the Personal Information Protection Law requiring MUS, among other things, to enhance its information security controls so as to prevent any recurrence of similar incidents and to submit a report on MUS’s progress on adopting and implementing remedial and preventive measures.

If our enhanced information security controls fail to prevent the recurrence of similar incidents, we could be subject to further regulatory action as well as civil claims. Our market reputation could also he significantly damaged, resulting in decreased revenue and profit.

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[29] Damage to our reputation could harm our business.

We are one of the largest and most influential financial institutions in Japan by virtue of our market share and the size of our operations and customer base. Our reputation is critical in maintaining our relationships with clients, investors, regulators and the general public. Since the global financial crisis began in 2008, however, financial institutions, including us, have been under stricter regulatory, media and public scrutiny. There have been several high profile cases where global financial institutions’ dealings with customers have been criticized causing significant distraction for such institutions’ management and negative effects on their business. Our reputation could be damaged by ~~numerous causes, including, among others, system troubles~~compliance failures, employee misconduct, failure to properly address potential conflicts of interest, litigation, ~~compliance failures~~system troubles, the activities of customers and counterparties over which we have limited or no control, and ~~exacting scrutiny from regulatory authorities and customers regarding our~~potential and perceived inappropriate trade practices and ~~potential~~ abuses of our dominant bargaining position in our dealings with customers. If we are unable to prevent or properly address these causes, we could lose existing or prospective customers and investors, in which case our business, financial condition and results of operations could be materially and adversely affected.

[30] Our businesses may be materially and adversely affected if we are unable to hire and retain qualified employees.

Our performance is largely dependent on the talents and efforts of highly skilled individuals. Competition for qualified employees in the banking, securities and financial services industries is intense. Our continued ability to compete effectively in our businesses depends on our ability to attract new employees as necessary and to retain and motivate our existing employees. If we are not successful in attracting and retaining sufficient skilled employees through our hiring efforts and training programs aimed to maintain and enhance the skills and expertise of our employees, our competitiveness and performance could be negatively affected, and consequently, our business, operating results and financial condition may also be adversely affected.

Risks Related to Owning Our Shares

[31] ~~Rights of shareholders under Japanese law may be different from those under the laws of jurisdictions within the United States and other countries.~~ DELETED.

~~Our Articles of Incorporation, the regulations of our board of directors and the Company Law of Japan, or the Company Law (also known as the Corporation Act), govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and shareholder rights are different from those that would apply if wo wore not a Japanese corporation. Shareholder rights under Japanese law are different in some respects from shareholder rights under the laws of jurisdictions within the United States and other countries. You may have more~~

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~~difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in a jurisdiction outside of Japan. For a detailed discussion of the relevant provisions under the Company Law and our Articles of Incorporation, see “Item 10.B. Additional Information—Memorandum and Articles of Association.”~~

[32] It may not be possible for investors to effect service of process within the United States upon us or our directors, corporate auditors or other management members, or to enforce against us or those persons judgments obtained in US courts predicated upon the civil liability provisions of the US federal or state securities laws ~~of the United States.~~ .

We are a joint stock company incorporated under the laws of Japan. Almost all of our directors, corporate auditors or other management members reside outside the United States. Many of our assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for US investors to effect service of process within the United States upon us or these persons or to enforce, against us or these persons, judgments obtained in the US courts predicated upon the civil liability provisions of the US federal or state securities laws ~~of the United States.~~ .

We believe ~~that~~ there is doubt as to the enforceability in Japan, in original actions or in actions brought in Japanese courts_to enforce judgments of US courts, of claims predicated solely upon the US_federal ~~securities laws of the United States.~~ or state securities laws mainly because the Civil Execution Act of Japan requires Japanese courts to deny requests for the enforcement of judgments of foreign courts if foreign judgments fail to satisfy the requirements prescribed by the Civil Execution Act, including:

•	the jurisdiction of the foreign court be recognized under laws, regulations, treaties or conventions;

•	proper service of process be made on relevant defendants, or relevant defendants be given appropriate protection if such service is not received;

•	the judgment and proceedings of the foreign court not be repugnant to public policy as applied in Japan; and

•	there exist reciprocity as to the recognition by a court of the relevant foreign jurisdiction of a final judgment of a Japanese court.

Judgments obtained in the US courts predicated upon the civil liability provisions of the US federal or state securities laws may not satisfy these requirements.

Risks Related to Owning Our ADSs

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[33] As a holder of ADSs, you have fewer rights than a shareholder ~~and~~of record in our shareholder register since you must act through the depositary to exercise these rights.

The rights of our shareholders under Japanese law to take actions such as voting, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records and exercising appraisal rights are available only to shareholders of record. Because the depositary, through its custodian, is the record holder of the shares underlying the American Depositary Shares, or ADSs, ~~a holder of ADSs may not be entitled to the same rights as a shareholder. In your capacity as an ADS holder, you are~~only the depositary can exercise shareholder rights relating to the deposited shares. ADS holders, in their capacity, will not be able to directly bring a derivative action, examine our accounting books and records ~~or~~and exercise appraisal rights~~, except through the depositary.~~ .

Pursuant to the deposit agreement among us, the depositary and a holder of ADSs, the depositary will make efforts to exercise voting or any other rights associated with shares underlying ADSs in accordance with the instructions given_by ADS holders, and to pay to ADS holders dividends and distributions collected from us. However, the depositary can exercise reasonable discretion in carrying out the instructions or making distributions, and is not liable for failure to do so as long as it has acted in good faith. Therefore, ADS holders may not be able to exercise voting or any other rights in the manner that they had intended, or may lose some or all of the value of the dividends or the distributions. Moreover, the depositary agreement that governs the obligations of the depositary may be amended or terminated by us and the depositary without your consent, notice, or any reason. As a result, you may be prevented from having the rights in connection with the deposited shares exercised in the way you had wished or at all.

ADS holders are dependent on the depositary to receive our communications. As a result, ADS holders may not receive all of our communications with shareholders of record in our shareholder register in the same manner or on an equal basis. For a detailed discussion of the rights of ADS holders and the terms of the deposit agreement, see “Item 10.B. Additional Information—Memorandum and Articles of Association.”

[34] ~~Foreign exchange rate fluctuations may affect the US dollar value of our ADSs and dividends payable to holders of our ADSs.~~ DELETED.

~~Market prices for our ADSs may fall if the value of the yen declines against the US dollar. In addition, the US dollar amount of cash dividends and other cash payments made to holders of our ADSs would be reduced if the value of the yen declines against the US dollar.~~

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Appendix 19

We are one of the world’s largest and most diversified financial groups with total assets of ¥193 trillion as of March 31, 2009. The Group is comprised of BTMU, MUTB, MUS, Mitsubishi UFJ NICOS and other subsidiaries and affiliates, for which we are the holding company. As a bank holding company, we are regulated under the Banking Law of Japan. Our services include commercial banking, trust banking, securities, credit cards, consumer finance, asset management, leasing and many more fields of financial services. The Group has the largest overseas network among the Japanese banks, comprised of offices and subsidiaries, including Union Bank, N.A., or Union Bank, in more than 40 countries.

While maintaining the corporate cultures and core competencies of BTMU, MUTB, MUS, Mitsubishi UFJ NICOS, we, as the holding company, seek to work with them to find ways to:

•	establish a more diversified financial services group operating across business sectors;

•	leverage the flexibility afforded by our organizational structure to expand our business;

•	benefit from the collective expertise of BTMU, MUTB, MUS and Mitsubishi UFJ NICOS;

•	achieve operational efficiencies and economies of scale; and

•	enhance the sophistication and comprehensiveness of the Group’s risk management expertise.

In order to further enhance our operations and increase profits, in April 2004 we introduced an integrated business group system comprising three core business areas: Retail, Corporate, and Trust Assets. These three businesses serve as the Group’s core sources of net operating profit. Our remaining business areas are grouped into Global Markets and Other. In addition, MUFG’s role as the holding company has expanded from strategic coordination to integrated strategic management. Group-wide strategies are determined by the holding company and executed by the banking subsidiaries and other subsidiaries.

Appendix 22

Introduction

We are a holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, Mitsubishi UFJ Securities Co., Ltd., or MUS, Mitsubishi UFJ NICOS Co., Ltd., or Mitsubishi UFJ NICOS, and other subsidiaries. Through our subsidiaries and affiliated companies, we engage in a broad range of financial businesses and services, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and provide related services to individual and corporate customers.

Establishment of Mitsubishi UFJ Financial Group

In October 2005, MTFG merged with UFJ Holdings to form MUFG. At the same time, our respective trust banking and securities companies merged to form MUTB and MUS. Subsequently, our subsidiary commercial banks merged to form BTMU in January 2006, and our credit card subsidiaries merged to form Mitsubishi UFJ NICOS in April 2007. The merger marked the creation of a comprehensive financial group with a broad and balanced domestic and international network, and a diverse range of services provided by group companies, complemented by one of the largest customer bases in Japan. As part of our integration process, we successfully completed a significant project to fully integrate the IT systems of the merged commercial bank subsidiaries and the merged trust bank subsidiaries respectively in December 2008.

The merger of MTFG and UFJ Holdings was accounted for under the purchase method of accounting, and the assets and liabilities of UFJ Holdings and its subsidiaries were recorded at fair value as of October 1, 2005. The purchase price of UFJ Holdings amounted to ¥4,406.1 billion, of which ¥4,403.2 billion was recorded in capital surplus relating to the merger with UFJ Holdings and the direct acquisition costs of ¥2.9 billion were included in the purchase price. The total fair value of UFJ Holdings’ net assets acquired was ¥2,673.0 billion and the goodwill relating to the merger with UFJ Holdings was ¥1,733.1 billion.

We test goodwill for impairment annually or more frequently if events or changes in circumstances indicate that goodwill may be impaired. In the fiscal year ended March 31, 2009, we recorded ¥845.8 billion of impairment related to goodwill, including the goodwill recorded in connection with our acquisitions other than the merger with UFJ Holdings, due to the global financial crisis and recession that negatively affected the fair value of certain of our reporting units for the purposes of our impairment testing, compared to ¥893.7 billion of impairment related to goodwill recorded in the previous fiscal year. For further information, see “Item 3. Key Information—Risk Factors—If the goodwill recorded in connection with our acquisitions becomes impaired, we may be required to record impairment

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charges, which may adversely affect our financial results and price of our securities,” and Note 9 to our consolidated financial statements included elsewhere in this Annual Report.

Core Business Areas

We operate our main businesses under an integrated business group system, which integrates the operations of BTMU, MUTB, MUS, Mitsubishi UFJ NICOS and other subsidiaries in the following three areas—Retail, Corporate and Trust Assets. These three businesses serve as the core sources of our revenue. Operations that are not covered under the integrated business group system_are classified under Global Markets and Other.

Our business segment information is based on financial information prepared in accordance with Japanese GAAP, as adjusted in accordance with internal management accounting rules and practice and is not consistent with our consolidated financial statements included elsewhere in this report, which have been prepared in accordance with US GAAP. The following tables sets forth the relative contributions to operating profit for the fiscal year ended March 31, 2009 of the three core business areas and the other business areas based on our business segment information:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group					Integrated Trust Assets Business Group	Global Markets	Other	Total
		Domestic	Overseas			Total
			Other than UNBC	UNBC	Overseas total
	(in billions)
Net revenue	¥1,319.6	¥952.7	¥350.8	¥256.8	¥607.6	¥1,560.3	¥171.1	¥311.6	¥(24.0)	¥3,338.6
Operating expenses	977.0	569.4	171.6	157.3	328.9	898.3	93.3	62.3	181.9	2,212.8

Operating profit (loss)	¥342.6	¥383.3	¥179.2	¥99.5	¥278.7	¥662.0	¥77.8	¥249.3	¥(205.9)	¥1,125.8

Key Financial Figures

The following are some key figures prepared in accordance with US GAAP relating to our business.

Effective April 1, 2008, we discontinued netting our derivative assets and liabilities under master netting agreements and recorded them on a gross basis. To provide a consistent presentation, we restated average balances, as well as period-end balances, of total assets for prior periods. Accordingly, all of the percentages to total assets or total average assets included elsewhere in this Annual Report have been restated. See “Netting of Cash Collateral against Derivative Exposures” under “Accounting Changes” in Note 1

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to our consolidated financial statements included elsewhere in this Annual Report for details.

	Fiscal years ended March 31,
	2007	2008	2009

	(in billions)
Net interest income	¥2,329.8	¥2,279.7	¥2,296.4
Provision for credit losses	358.6	385.7	626.9
Non-interest income	1,947.9	1,778.1	175.1
Non-interest expense	2,784.2	3,659.7	3,572.5
Net income (loss)	581.3	(542.4)	(1,468.0)
Total assets (at end of period)	188,929.5	195,766.1	193,499.4

Our revenues consist of net interest income and non-interest income.

Net interest income. Net interest income is a function of:

•	the amount of interest-earning assets,

•	the amount of interest-bearing funds,

•	the general level of interest rates,

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities, and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

The following is a summary of the amount of interest-earning assets and interest-bearing funds, average interest rates, the interest rate spread and non-interest-bearing liabilities for the fiscal years ended March 31, 2007, 2008 and 2009:

	Fiscal years ended March 31,
	2007		2008		2009
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥130,196.1	1.63%	¥123,196.2	1.78%	¥121,686.4	1.70%
Foreign	38,571.2	4.65	49,271.1	4.41	51,556.3	3.53

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	Fiscal years ended March 31,
	2007		2008		2009
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	(in billions, except percentages)
Total	¥168,767.3	2.32%	¥172,467.3	2.53%	¥173,242.7	2.25%

Financed by:
Interest-bearing funds:
Domestic	¥122,332.7	0.54%	¥123,231.9	0.69%	¥124,716.0	0.58%
Foreign	24,463.3	3.78	32,920.1	3.74	31,368.9	2.80

Total	146,796.0	1.08	156,152.0	1.34	156,084.9	1.02
Non-interest-bearing funds	21,971.3	—	16,315.3	—	17,157.8	—

Total	¥168,767.3	0.94%	¥172,467.3	1.21%	¥173,242.7	0.92%

Spread on:
Interest-bearing funds		1.24%		1.19%		1.23%
Total funds		1.38%		1.32%		1.33%

Provision for credit losses. Provision for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management.

Non-interest income. Non-interest income consists of:

•	fees and commissions, including

•	trust fees,

•	fees on funds transfer and service charges for collections,

•	fees and commissions on international business,

•	fees and commissions on credit card business,

•	service charges on deposits,

•	fees and commissions on securities business,

•	fees on real estate business,

•	insurance commissions,

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•	fees and commissions on stock transfer agency services,

•	guarantee fees,

•	fees on investment funds business, and

•	other fees and commissions;

•

foreign exchange gains (losses)—net, which primarily include net gains (losses) on currency derivative instruments entered into for trading purposes and transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies;

•	trading account profits (losses)—net, which primarily include net profits (losses) on trading account securities and interest rate derivative contracts entered into for trading purposes;

•	investment securities gains (losses)—net, which primarily include net gains (losses) on sales and impairment losses on securities available for sale;

•	equity in earnings (losses) of equity method investees;

•	gains on sales of loans; and

•	other non-interest income.

~~Provision for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management.~~

~~Core Business Areas~~

~~We operate our main businesses under an integrated business group system, which integrates the operations of BTMU, MUTB, MUS, Mitsubishi UFJ NICOS and other subsidiaries in the following three areas—Retail, Corporate and Trust Assets. These three businesses servo as the core sources of our revenue. Operations that are not covered under the integrated business group system are classified under Global Markets and Other.~~

~~Our business segment information is based on financial information prepared in accordance with Japanese GAAP, as adjusted in accordance with internal management accounting rules and practice and is not consistent with our consolidated financial statements included elsewhere in this report, which have been prepared in accordance with US GAAP. The following chart illustrates the relative contributions to operating profit for the fiscal year ended March 31, 2009 of the three core business areas and the other business areas based on our business segment information:~~

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~~Establishment of Mitsubishi UFJ Financial Group~~

~~In October 2005, MTFG merged with UFJ Holdings to form MUFG. At the same time, our respective trust banking and securities companies merged to form MUTB and MUS. Subsequently, our subsidiary commercial banks merged to form BTMU in January 2006, and our credit card subsidiaries merged to form Mitsubishi UFJ NICOS in April 2007.~~

~~The merger marked the creation of a comprehensive financial group with a broad and balanced domestic and international network, and a diverse range of services provided by group companies, complemented by one of the largest customer bases in Japan.~~

~~As part of our integration process, we successfully completed a significant project to fully integrate the IT systems of the merged commercial bank subsidiaries and the merged trust bank subsidiaries respectively in December 2008.~~

~~The merger of MTFG and UFJ Holdings was accounted for under the purchase method of accounting, and the assets and liabilities of UFJ Holdings and its subsidiaries were recorded at fair value as of October 1, 2005. The purchase price of UFJ Holdings amounted to ¥4,406.1 billion, of which ¥4,403.2 billion was recorded in capital surplus relating to the merger with UFJ Holdings and the direct acquisition costs of ¥2.9 billion were included in the purchase price. The total fair value of UFJ Holdings’ net assets acquired was ¥2,673.0 billion and the goodwill relating to the merger with UFJ Holdings was ¥1,733.1 billion.~~

~~We test goodwill for impairment annually or more frequently if events or changes in circumstances indicate that goodwill may be impaired. In the fiscal year ended March 31, 2009, we recorded ¥845.8 billion of impairment related to goodwill, including the goodwill recorded in connection with our acquisitions other than the merger with UFJ Holdings, due to the global financial crisis and recession that negatively affected the fair value of certain of our reporting units for the purposes of our impairment testing, compared to ¥893.7 billion of impairment related to goodwill recorded in the previous fiscal year. For further information, see “Item 3. Key Information—Risk Factors—If the goodwill recorded in connection with our acquisitions becomes impaired, we may be required to record impairment charges, which may adversely affect our financial results and price of our securities,” and Note 9 to our consolidated financial statements included elsewhere in this Annual Report.~~

~~Recent Developments~~

*        *        *

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The following table is a summary of our non-interest income for the fiscal years ended March 31, 2007, 2008 and 2009:

	Fiscal years ended March 31,
	2007	2008	2009
	(in billions)
Fees and commissions	¥1,407.2	¥1,317.1	¥1,188.5
Foreign exchange gains (losses)—net	(162.0)	1,295.9	(206.2)
Trading account profits (losses)—net	404.8	398.4	(257.8)
Investment securities gains (losses)—net	238.3	(1,373.1)	(658.7)
Equity in losses of equity method investees	(56.9)	(34.5)	(60.1)
Gains on sales of loans	23.l	11.8	6.4
Other non-interest income	93.4	162.5	163.0

Total non-interest income	¥1,947.9	¥1,778.1	¥175.1

Adverse Effects of ~~Challenging~~Severe Business Environment in Recent Periods

Our business and results of operations as well as our assets are heavily influenced by trends in the global economy, particularly interest rates, stock prices, real estate prices and foreign exchange rates.

The global financial market crisis and recession initially triggered by disruptions in the US residential mortgage market and negative trends in the global economy has continued throughout the fiscal years ended March 31, 2008 and 2009 as well as in recent months. ~~Japan is also experiencing a difficult business environment with the~~ During the same period, the economic environment in Japan has also continued to be severe. Japan’s real gross domestic product decreased 3.7% in the fiscal year ended March 31, 2009. The Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange ~~and which was~~, declined to ¥8,109.53 as of March 31, 2009 ~~declined from~~and ¥12,525.54 as of March 31, ~~2008.~~2008 from ¥17,287.65 as of March 31, 2007. The Nikkei Stock Average was ¥10,284.96 as of August 18, 2009. Japan’s consumer price index for March 2009 decreased 0.3 percentage points year-on-year. Japan’s unemployment rate for March 2009 rose 1.0 percentage points year-on-year to 4.8%.

The ~~difficult~~severe business environment in Japan and globally has adversely affected our business and financial results in recent periods~~, and we~~. Specifically, we recorded a net loss of ¥1,468.0 billion for the fiscal year ended March 31, 2009 and a net loss of ¥542.4 billion for the fiscal year ended March 31, 2008, compared to a net income of ¥581.3 billion for the fiscal year ended March 31, 2007.

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The increase in net losses in the fiscal year ended March 31, 2009 compared to the prior fiscal year was mainly as a result of:

•	provision for credit losses for the fiscal year ended March 31, 2009 increasing to ¥626.9 billion from ¥385.7 billion for the prior fiscal year, mainly due to the general weakening of the financial condition of borrowers particularly overseas and small and medium sized borrowers;

•	fees and commissions decreasing to ¥1,188.5 billion from ¥1,317.1 billion for the prior fiscal year, as investors’ appetite for investments decreased generally and as the volume of our real estate business decreased;

•	net foreign exchange losses of ¥206.2 billion being recorded for the fiscal year ended March 31, 2009, compared to net foreign exchange gains of ¥1,295.9 billion for the prior fiscal year, mainly due to the appreciation of the Japanese yen against the US dollar in the fiscal year ended March 31, 2009, compared to the prior fiscal year;

•	net trading account losses of ¥257.8 billion being recorded for the fiscal year ended March 31, 2009, compared to net trading account profits of ¥398.4 billion for the prior fiscal year ended March 31, 2008, largely due to an increase in losses on sales and revaluation from trading in debt and equity securities in an unfavorable market; and

•	net investment securities losses ¥658.7 billion being recorded for the fiscal year ended March 31, 2009, mainly reflecting impairment losses of ¥660.7 billion on marketable equity securities available for sale and of ¥155.5 billion on debt securities available for sale.

The recording of net losses in the fiscal year ended March 31, 2008 compared to the recording of net income for the prior fiscal year was mainly as a result of:

•	net interest income for the fiscal year ended March 31, 2008 decreasing to ¥2,279.7 billion from ¥2,329.8 billion for the prior fiscal year, mainly due to an increase in deposits in response to the difficult market conditions—both domestic deposits as well as large deposits from foreign central banks and government sponsored investment corporations;

•	net investment securities losses of ¥1,373.1 billion being recorded for the fiscal year ended March 31, 2008, compared to net investment securities gains of ¥238.3 being recorded for the prior fiscal year, mainly reflecting impairment losses of ¥1,169.1 billion on debt securities available for sale resulting from the appreciation of the

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Japanese yen against US dollar during the fiscal year and impairment losses of ¥331.3 billion on marketable equity securities available for sale reflecting the general decline in Japanese stock prices in the fiscal year; and

•	impairment of goodwill of ¥893.7 billion for the fiscal year ended March 31, 2008 due to the lower fair value of our reporting units resulting from the global financial market crisis and recession.

The severe business environment in Japan and globally also negatively affected our assets, particularly our investment securities portfolio. Our total assets declined to ¥193.5 trillion as of March 31, 2009 from ¥195.8 trillion as of March 31, 2008. Our investment securities declined to ¥37.6 trillion from ¥42.1 trillion between the same dates, reflecting the impairment losses recorded during the year. The lower amount of investment securities also reflected the shift in our investment portfolio allocation to a more conservative model in light of the severe economic environment. Between March 31, 2008 and 2009, we increased our purchase of Japanese national government and Japanese government agency bonds, while we reduced our holdings of foreign governments and official institutions bonds, corporate bonds, mortgage-backed securities, asset-backed securities and marketable equity securities decreased significantly. Although there is no effect on total assets, the decrease in investment securities also reflects the reclassification of some securities to trading securities upon election of the fair value option accounting.

Net loans increased ¥1.29 trillion from ¥97.9 trillion as of March 31, 2008 to ¥99.2 trillion as of March 31, 2009. Our loans outstanding, before deduction of allowance for credit losses, increased, mainly reflecting an increase in loans to our foreign customers as the disruptions in the global financial markets limited their ability to obtain funding from the capital markets. Allowance for credit losses increased ¥21.7 billion from ¥1,134.9 billion as of March 31, 2008 to ¥1,156.6 billion as of March 31, 2009, reflecting provision for credit losses of ¥626.9 billion and charge-offs of ¥603.3 billion.

The financial markets and overall economy, both in Japan and globally, may not improve in the near term. In fact, business conditions in Japan and globally could become even more challenging than we currently anticipate. We currently expect the severe business conditions, resulting from the global financial market crisis and the recession in Japan and globally, to continue in the near term. As a result, we expect, among other things, increased credit costs resulting mainly from deteriorating business conditions for our borrowers, lower fees from investment products in retail business and derivative transactions in our corporate banking business, lower trading income, and increased impairment losses on equity securities resulting from the continuing decline in equity security prices in Japan generally.

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~~The financial markets and overall economy, both in Japan and globally, may not improve in the near term. In fact, business conditions in Japan and globally could become even more challenging than we currently anticipate.~~

*         *         *

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Appendix 26-1

Recent Developments

At the start of the fiscal year ended March 31, 2009, we were focused on expanding our business especially in Asia where we expected high growth and in major financial markets in the United States and Europe. We also elected to pursue selective expansion in specific industry sectors domestically in Japan. In addition to the growth strategies that we were pursuing, the global financial market crisis and recession that continued during the fiscal year ended March 31, 2009 presented new opportunities to strengthen our business through acquisitions and alliances. In this context, we entered into or completed several transactions discussed below.

In addition, we pursued several capital raising transactions discussed below to enhance our capital base to better respond to the rapidly changing regulatory and competitive environment and to contribute to the real economy, both domestically and globally, as a provider of a stable source of funds and high quality financial services.

*        *        *

Appendix 26-2

Completion of Global Offering of Common Stock

In December 2008, we completed the sale of 934,800,000 shares of common stock in public offerings in the United States and Japan as well as private placements in other countries. On January 14, 2009, we completed the sale of additional 65,200,000 shares of common stock through a third-party allotment pursuant to the over-allotment option granted in connection with the Japanese offering. ~~We~~ Through the two sales, we sold 700 million newly issued shares of common stock and 300 million shares of treasury stock ~~in~~. Following the global offering~~.~~, we had 11,633,679,680 shares issued. The proceeds from the global offering after underwriting discounts and commissions were ¥399.8 per share. The total net proceeds from the global offering after underwriting discounts and commissions and offering expenses were approximately ¥398.7 billion.

The total net proceeds from the global offering after underwriting discounts and commissions and offering expenses were used to make an equity investment in BTMU to strengthen our overall group capital base. BTMU applied the funds for general corporate purposes.

Appendix 29

Loan Portfolio

*        *        *

Within the domestic loan portfolio, the loan balances for the manufacturing, and wholesale and retail sectors increased by ¥1.74 trillion and ¥0.45 trillion, respectively~~.~~, mainly due to stronger demand for loans from large corporate customer in those sectors. This was offset by decreases in the other industries, consumer, and real estate sectors of ¥1.29 trillion, ¥0.98 trillion, and ¥0.42 trillion, respectively. The overall decrease in domestic loans was mainly due to the continued economic recession, experienced throughout the fiscal year ended March 31, 2009.

The increase in foreign loans was mainly due to increased demand for loans from some borrowers in the commercial and industrial sectors and ~~the~~from banks and other financial institutions, during the fiscal year ended March 31, 2009. The recent disruptions in the global financial markets have limited the ability of businesses to obtain funding from the capital markets~~. As a result~~, and in turn have increased the demand for loans ~~to~~by our foreign customers ~~increased~~.

Allowance for Credit Losses, Nonperforming and Past Due Loans

*        *         *

As previously discussed, the provision for credit losses for the fiscal year ended March 31, 2009 was ¥626.9 billion, an increase of ¥241.2 billion from ¥385.7 billion for the fiscal year ended March 31, 2008. The increase in the provision for credit losses was mainly due to the general weakening of the financial condition of ~~certain~~our borrowers particularly overseas and small and medium sized borrowers and due to the deteriorating financial condition of borrowers in the construction and the real estate sector.

For the fiscal year ended March 31, 2009, the ratio of the provision for the credit losses of ¥626.9 billion to the average loan balance of ¥100.16 trillion was 0.63%.

Charge-offs for the fiscal year ended March 31, 2009 were ¥603.3 billion, an increase of ¥216.8 billion from ¥386.5 billion for the fiscal year ended March 31, 2008. The increase in the charge-offs was mainly due to increases in the charge-offs for the domestic real estate sector and wholesale and retail sector as well as for foreign banks and other financial institutions, mainly reflecting the rapidly deteriorating domestic and global economies.

The total allowance for credit losses at March 31, 2009 was ¥1,156.6 billion, an increase of ¥21.7 billion from ¥1,134.9 billion at March 31, 2008 as we

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recorded a provision for credit losses of ¥626.9 billion, whereas we had net charge-offs of ¥576.8 billion.

*        *        *

Investment Portfolio

*        *        *

Investment securities decreased ¥4.51 trillion, from ¥42.15 trillion at March 31, 2008 to ¥37.64 trillion at March 31, 2009 due primarily to significant decreases in foreign governments and official institutions bonds, corporate bonds, mortgage-backed securities, asset-backed securities and marketable equity securities. In addition to our election to sell a large portion of these securities, we also recorded impairment losses of ¥155.5 billion on debt securities available for sale for the fiscal year ended March 31, 2009. These decreases were partially offset by increased purchases of Japanese national government and Japanese government agency bonds~~.~~ as we pursued a more conservative investment allocation in light of the severe business environment in Japan and globally. Certain foreign debt securities of ¥10.45 trillion, which were previously included in foreign governments and official institutions bonds, corporate bonds, mortgage-backed securities and asset-backed securities, were reclassified to trading securities upon election of the fair value option accounting under SFAS No. 159 at April 1, 2008. For marketable equity securities, the decline in stock prices of Japanese equity securities resulted in a decrease of our marketable equity securities~~.~~ as we recorded impairment losses of ¥660.7 billion on marketable equity securities available for sale for the fiscal year ended March 31, 2009.

*        *        *

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Appendix 30

The aggregate amount of ~~remuneration~~compensation paid, including ~~bonuses~~benefits in kind granted but excluding retirement allowances~~,~~ paid, by MUFG and its subsidiaries during the fiscal year ended March 31, 2009 to our directors and corporate auditors was ¥1,196 million and ¥151 million, respectively.

Appendix 31

No holder of our preferred stock has the right to vote at a general meeting of shareholders, except:

•	from the commencement of our ordinary general meeting of shareholders if an agenda for approval to declare a preferred dividend is not submitted to such meeting; or

•	from the close of any ordinary general meeting of shareholders if a proposed resolution to declare a preferred dividend is not approved at such meeting;

in each case, unless and until such time as a resolution of an ordinary general meeting of shareholders declaring a preferred dividend is passed.

Holders of our preferred stock are entitled to vote at a meeting separately held for their respective classes of preferred stock in accordance with the Company Law. A resolution of a separate meeting of class shareholders is required for the following actions, but only if the action is likely to prejudice the interests of the relevant class shareholders:

•

an amendment to our articles of incorporation to (a) create a new class of shares, (b) change the terms of shares, or (c) increase the total number of authorized shares or the total number of authorized shares of a class of stock, except in some cases, such as an amendment to change a class of stock to callable stock, the resolution of, or the unanimous consent from, relevant class shareholders is required, regardless of whether the action is likely to prejudice their interests;

•	a consolidation of shares;

•	a share split;

•	an allotment of shares to our existing shareholders;

•	an allotment of stock acquisition rights to our existing shareholders; and

•	a merger, corporate split, stock for stock exchange, or stock for stock transfer.

Class 11 preferred stock is convertible into shares of our common stock as described in “Item 10.B. Additional Information—Memorandum and Articles of Association.”